

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant's name into English)

El Golf 150
14th Floor
Santaigo, Chile
(Address of principal executive offices)


PROC
JUN 1 8 2003
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....√.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): √

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...√..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

2002

Memoria Anual


Arauco



Arauco

ARAUCO es el nombre con el que se denomina al conjunto de empresas industriales, forestales y comerciales organizadas bajo la propiedad de la sociedad anónima chilena Celulosa Arauco y Constitución S.A.

Es una de las mayores empresas forestales de América Latina, en términos de superficie y rendimiento de sus plantaciones, fabricación de celulosa kraft de mercado y producción de madera aserrada y paneles. Sus plantaciones forestales se concentran en Chile, Argentina y Uruguay, mientras que sus instalaciones industriales están emplazadas en Chile y Argentina.

The ARAUCO name refers to the group of industrial forestry and commercial companies owned by the Chilean corporation, Celulosa Arauco y Constitución S.A.

It is one of the world's largest forestry enterprises in terms of plantation area and yields, the production of market kraft woodpulp and of sawntimber and wood panels. Its forest plantations are located in Chile, Argentina and Uruguay, while its industrial facilities are in Chile and Argentina.



In Chile, Arauco owns the country's largest area of forest plantations, with a total of 610 thousand hectares mostly of radiata pine. It also has approximately 87 thousand hectares in Misiones province, Argentina (mainly of taeda pine) and 12 thousand hectares planted in Uruguay.

The Company owns four woodpulp mills, three in Chile (Arauco, Constitución and Licancel) and one in Argentina (Alto Paraná). Its overall production capacity is a million and a half metric tons of kraft pulp per year.

ARAUCO also owns twelve sawmills (eleven in Chile and one in Argentina) and six wood remanufacturing plants. The combined sawmill capacity is two million, five hundred thousand cubic meters of sawntimber per year.

In the panels area, Arauco operates in Chile a plywood mill, two medium density fiberboard (MDF) mills and a hardboard (HB) mill. It also has a MDF mill in Argentina. Their combined production capacity is approximately one million cubic meters of panels per year.

The Company's consolidated sales in 2002 were 1,188 million dollars and net income was 277 million dollars.

Indice

Contents



Arauco es una de las mayores empresas forestales del mundo

Arauco is one of the word's largest forestry enterprises

Economic Highlights

		[illegible]	[illegible]	2000	2001	[illegible]
Financial (US$ Million)						
Sales		802	[illegible]	[illegible]	[illegible]	[illegible]
Pulp		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Sawnlumber		164	228	268	275	[illegible]
Panels		[illegible]	[illegible]	101	[illegible]	[illegible]
Others		[illegible]	81	72	72	[illegible]
Operating Income		126	297	460	[illegible]	[illegible]
Woodpulp		66	183	339	[illegible]	[illegible]
Forestry and other activities		60	114	121	[illegible]	[illegible]
Net Income		86	215	324	140	[illegible]
CAPEX		123	203	514	195	[illegible]
Total Assets		4.460	4.442	4.909	4.969	[illegible]
Fixed Assets		3.758	3.766	4.020	3.759	[illegible]
Equity		2.996	3.072	3.277	3.117	[illegible]
Financial Ratios						
Debt / Capitalization		28,0%	26,3%	29,3%	34,5%	[illegible]
Current Ratio		2,9	3,4	2,1	6,4	3,6
Non financial						
Sales	(Thousand)					
Woodpulp	ADt	1.262	1.450	1.218	1.721	[illegible]
Unbleached	ADt	287	359	281	424	[illegible]
Bleached	ADt	975	1.091	936	1.297	[illegible]
Wood products						
Logs	m³	1.751	1.778	1.431	952	989
Sawn Timber	m³	926	1.072	1.257	1.463	[illegible]
Panels	m³	68	115	314	491	[illegible]
Total Timberlands Owned	há.	881	937	1.010	1.115	[illegible]
Plantations	há.	529	569	657	699	[illegible]
Pine	há.	488	523	602	630	[illegible]
Eucalyptus	há.	42	47	55	64	[illegible]
Other	há.				5	[illegible]
Other Uses	há.	351	368	353	416	[illegible]
Personnel						
Number of Employees		2.136	2.474	3.135	3.329	[illegible]



Arauco posee un vasto patrimonio forestal en Chile, Argentina y Uruguay

Arauco owns extensive forest resources in Chile, Argentina and Uruguay



Señores Accionistas:

Nos es grato presentar a ustedes la Memoria, el Balance y la Cuenta de Resultados de la Compañía correspondiente al ejercicio 2002. Deseamos al mismo tiempo, aprovechar esta oportunidad para dar a conocer las estrategias básicas que utilizará esta empresa para llevar adelante su futuro desarrollo.

La idea matriz que orienta nuestra estrategia global es la aspiración de Arauco de consolidarse como una de las empresas forestales más importantes de América Latina, utilizando su tamaño para alcanzar las economías de escala necesarias para posicionarse como una empresa que entregue una rentabilidad razonable a sus accionistas y además cumpla en forma adecuada con la responsabilidad asumida ante sus trabajadores, el país y las comunidades en que desarrolla sus actividades.

En el área silvícola la estrategia de Arauco consulta el aumento del valor de su patrimonio forestal, conformado por plantaciones de pino radiata, taeda y eucalipo globulus y nitens, mediante nuevas plantaciones y la compra adicional de terrenos plantados, pero especialmente haciendo uso intensivo de las más avanzadas tecnologías en materia de mejoramiento genético, de manejo forestal y la protección contra plagas, malezas e incendios.

Las plantaciones de Arauco están en plena curva de crecimiento de modo que la cosecha de sus bosques entregará volúmenes crecientes de madera rolliza, tanto pulpable como aserrada y libre de nudos, cuyo aprovechamiento integral y eficiente, junto a rollizos comprados a terceros, requiere importantes inversiones destinadas a aumentar la capacidad de producción de las plantas industriales, tanto de celulosa como de aserraderos, de madera manufacturada y de tableros terciados, MDF y HB.

A este respecto, estimamos importante destacar las importantes inversiones que está realizando la empresa en la construcción de la planta de celulosa Valdivia, de 600.000 ton/año de capacidad, cuya puesta en marcha se espera para fines del primer trimestre del próximo año. También podemos mencionar la decisión tomada por la [illegible]

In the forestry area, Arauco's strategy [illegible] pine and eucalyptus globulus and nitens [illegible] purchases but especially through making [illegible] the most advanced technologies in genetic [illegible] forest management and pest, weed and fire [illegible]

Arauco's plantations are in a full growth [illegible] will provide increasing volumes of pulp logs, saw logs [illegible] pruned logs. Its integral and efficient use [illegible] logs bought from other parties, requires large investments for increasing the production capacity of [illegible] plants, whether pulp mills, sawmills and remanufacturing plants or plywood, MDF and HB mills.

In this context, we would like to underline the [illegible] investments being made in the construction of the Valdivia pulp mill. This mill will have a production capacity [illegible] 600,000 tons/year and its start up is expected [illegible] of the first quarter of 2004.

We should also mention the decision taken this year to go forward with the Itata forestry and industrial complex [illegible] will begin in the first quarter of 2003 and consists [illegible] first stage, of a sawmill with an annual production capacity of 350.000 m3, a plywood mill with an annual production capacity of 210,000 m3 and a thermal energy plant [illegible] the second half of this decade, construction will begin for a new pulp mill of similar characteristics to the Valdivia mill.

empresa durante este ejercicio de llevar adelante el complejo forestal e industrial Itata, cuyo desarrollo se inició en el primer trimestre del 2003 y que consulta, en una primera etapa, un aserradero, de una capacidad de 350.000 m3 anuales, una planta de terciado de una capacidad de 210.000 m3 anuales y una planta térmica. En la segunda mitad de la presente década se iniciará la construcción de una nueva planta de celulosa de características similares a las de Valdivia.

La adquisición de equipos industriales de última generación y la permanente preocupación de la empresa para mejorar la productividad en las distintas áreas en que opera Arauco, constituyen la estrategia que nos permite entregar productos de alta calidad y bajar los costos de producción de manera de competir exitosamente aun en los mercados más exigentes y en los países más lejanos a Chile.

El acelerado crecimiento del volumen de los distintos productos que ofrece Arauco, han llevado a consolidar la estrategia de la empresa de incrementar las actividades de comercialización mediante la instalación de nuevas oficinas comerciales en distintos centros de consumo en el exterior, así como reforzar las que hoy día tenemos en funcionamiento, incluyendo la de Centromaderas que opera en Chile.

En el área financiera la estrategia adoptada consulta mantener los índices económicos dentro de límites prudentes de manera que las turbulencias que se presentan periódicamente en los mercados internacionales no afecten negativamente a nuestra empresa.

Otro aspecto estratégico de gran importancia para este Directorio es el relacionado con la protección del medio ambiente y el desarrollo sustentable de todas las actividades productoras de Arauco.

En el área industrial el nivel de emisiones sólidas, líquidas y gaseosas de las diferentes plantas de la empresa, cumplen estrictamente con las normas chilenas, que son tan restrictivas como las que se aplican en los países más desarrollados del mundo.

[illegible] Company's constant concern to improve productivity in the different areas of its business, make up the strategy that enables Arauco to provide high-quality products and lower manufacturing costs in order to compete successfully in the most demanding markets and in countries distant from Chile.

The accelerated growth in the volume of the different products offered by Arauco has led the Company to consolidate its strategy of increasing its commercial activities through the opening of new commercial offices in different markets abroad and reinforcing those offices which are already operating, including Centromaderas, in Chile.

In the financial area, the strategy adopted is to maintain its economic ratios within prudent limits so that turbulences that occur periodically in international markets do not adversely affect the Company.

Another strategic aspect of great importance to the Board is environmental protection and the sustainable development of all of Arauco's productive activities.

In the industrial area, the levels of solid, liquid and gas emissions at the Company's various mills comply strictly with Chilean standards which are as restrictive as those imposed by more developed countries in the world.

In the forestry area, all of the Company's activities have the environmental certification ISO 14001. It is also expected to have in Chile a National Standard for Sustainable Forest Management to be completed during the year, and to be ratified as well as a member of the Pan European Forest Certification (PEFC).

Carta del Presidente

Chairman's Statement

En el área forestal todas las actividades de la empresa cuentan con la certificación ambiental ISO 14001. Además se espera que dentro del año se termine de confeccionar en Chile un Estandar Nacional de Manejo Forestal Sustentable, y se le ratifique como miembro del estandar de Certificación Forestal Pan Europeo (PEFC).

Finalmente, nos parece relevante destacar nuestra estrategia de mantener muy buenas relaciones con las comunidades vecinas a las áreas en que Arauco desarrolla sus actividades productivas, destinando importantes esfuerzos, tanto humanos como materiales, para el desarrollo económico y social de dichas comunidades. En este aspecto se ha dado especial relevancia al valioso apoyo en el ámbito educacional, donde la empresa ha realizado importantes inversiones en la instalación de colegios de enseñanza media y contribuye activamente en su mantenimiento y administración.

Pero la labor más importante en materia educacional es la que realizamos a través de la Fundación Educacional Arauco (FUNDAR) que desde hace 13 años lleva a cabo diversos programas de perfeccionamiento de los profesores de educación primaria, especialmente en las áreas rurales de menores recursos. Estos programas han beneficiado a más de 700 profesores de 74 escuelas [illegible] a más de 16,000 niños.

A continuación daremos a conocer [illegible] importantes correspondientes [illegible] del año 2002, con resultados [illegible] los obtenidos en el año anterior [illegible] considera que la situación económica [illegible] relativamente deprimida durante todo [illegible]

Las plantaciones de Arauco [illegible] Argentina y Uruguay alcanzaron [illegible] [illegible] 710,000 [illegible]

Finally, we feel its important to mention our stra[illegible] maintaining good relations with neighboring comm[illegible] in the areas where Arauco has its production act[illegible] providing substantial human and material assista[illegible] their economic and social development.

Special relevance has been given to valuable educa[illegible] support, where the Company has made subst[illegible] investments in the installation of secondary schoo[illegible] has actively contributed to their maintenace and adm[illegible] tration.

But the most important work in the educational fi[illegible] what we do through the Arauco Educational Found[illegible] (FUNDAR), which has been providing primary [illegible] teacher training for 13 years now, especially in the p[illegible] rural areas. These programs have benefited more tha[illegible] teachers from 74 schools, and thus more than [illegible] children.

The following are the Company's most important figu[illegible] for the year 2002, showing improved results over [illegible] previous year, especially when considering that the glo[illegible] economic situation was relatively depressed during [illegible] whole year.

Arauco's plantations of pine and eucalyptus, in Chi[illegible] Argentina and Uruguay, reached a total area of 710,0[illegible] hectares in 2002.

The harvesting of our forests allowed us to obtain [illegible] million m3 of pulp and saw log grades.

The three pulp mills in Chile and the one in Arge[illegible] produced a total of 1 million 564 thousand tons of p[illegible] and eucalyptus pulp.



[illegible] de nuestros bosques nos permitió obtener en [illegible] 9.7 millones de m3 de madera pulpable y aserrable.

[illegible] tres plantas de celulosa en Chile y la de Argentina [illegible] un total de 1 millón 564 mil tons de celulosa [illegible] y eucalipto.

[illegible] aserraderos de Chile y el aserradero de Argentina [illegible] un total de 2 millones 150 mil m3 de madera [illegible] y 302 mil m3 de madera manufacturada de pino.

[illegible] plantas de paneles de Chile y Argentina produjeron [illegible] m3 de madera terciada, 308 mil m3 de MDF y 59 [illegible] m3 de HB.

[illegible] totales de la empresa durante el ejercicio [illegible] millones.

[illegible] consolidadas de Arauco alcanzaron a US$ 1.188 [illegible] de los cuales sólo un 10% corresponde a ventas [illegible]

[illegible] de la empresa en el año fue de US$ 277,2 [illegible] patrimonio total de Arauco al 31 de diciembre [illegible]

[illegible] la confianza que han tenido al elegir [illegible] programas de desarrollo y especialmente [illegible]

The 11 sawmills in Chile and the one in Argentina produced a total of 2 million 150 thousand m3 of sawntimber and through its six remanufacturing plants, 302 thousand m3 of manufactured pine wood.

The wood panels mills in Chile and Argentina produced 310 thousand m3 of plywood, 308 thousand m3 of MDF and 59 thousand m3 of HB.

The Company's total investments in 2002 reached US$ 343.3 million.

Arauco's consolidated sales were US$ 1,188 million, of which only 10% correspond to sales in Chile.

The Company's net income amounted to US$ 277.2 million and its shareholders' equity at the end of the year was US$ 3,207 million.

Finally we wish to extend a special appreciation to our customers for their trust in prefering Arauco products; our service companies for their important collaboration in our activities; the financial entities that have facilitated the carrying out of our development programs and particulary to our personnel whose capacity, work spirit and willingness have enabled us to successfully achieve the goals we had set for ourselves.

Chairman of the Board

Directorio, Administración y Accionistas

Shareholders

Administración

Directorio

José Tomás Guzmán
Presidente Directorio

Roberto Angelini
Vice Presidente

Directores
Members of the Board

Jorge Andueza
Anacleto Angelini
Manuel Enrique Bezanilla
Jorge Bunster
Carlos Croxatto
Alberto Etchegaray
Felipe Lamarca

Alejandro Pérez
Gerente General

Matías Domeyko
Gerente de Administración y Finanzas

Alvaro Saavedra
Gerente Area Forestal
Forestry Area Managing Director

Jorge Garnham
Gerente Area Celulosa
Woodpulp Area Managing Director

Antonio Luque
Gerente Area Aserradero
Sawtimber Area Managing Director

Franco Bozzalla
Gerente Area Paneles

Charles Kimber
Director Ejecutivo AWP

Sergio Desormeaux
Gerente de Informática

Hernán Arriagada
Gerente de Ingeniería y Construcción
Engineering and Construction Director

Cristián Infante
Gerente Alto Paraná
Alto Paraná Managing Director

Víctor Renner
Gerente Proyecto Valdivia
Valdivia Project Director

Accionistas

Shareholders

Celulosa Arauco y Constitución S.A.
Accionistas al 31-12-2002
Shareholders at December 31, 2002

Nombre Name	Número de Acciones Number of Shares	Porcentaje de Participación Percentage Shareholding
[illegible] S.A.	113.127.452	99,97791421 %
[illegible] S.A.	[illegible]	0,02186961 %
María Raquel Cruchaga Montes	153	0,00013522 %
AntarChile S.A.	96	0,00008390 %
Total	113.152.448	100,0000000 %

Para la empresa es prioritario la protección del medioambiente

Environmental protection is a major issue for the company



Las Empresas Arauco

al 31 de diciembre de 2002



Inversiones Celco S.L.
Industrias Forestales S.A.
Arauco Denmark APS
Alto Paraná S.A.
Forestal Misiones S.A.
Arauco Forest Products B.V.
Forestal Cono Sur S.A.
Trupan Argentina S.A.
Arauco Europe S.A.
Arauco Wood Products Inc.
Southwoods - Arauco Lumber and Millwork, LLC
Arauco do Brasil Ltda.
Forestal Arauco Costa Rica S.A.
Arauco Internacional S.A.
Forestal Arauco Guatemala S.A.
Araucomex S.A. de C.V.
Agenciamiento y Serv. Profes. S.A. de C.V.
Celulosa Arauco y Constitución S.A.
Arauco Honduras S.R.L. de C.V.
Arauco Ecuador S.A.
Arauco Perú S.A.
Arauco Generación S.A.
Paneles Arauco S.A.
Distribuidora Centromaderas S.A.
Aserraderos Arauco S.A.
Servicios Logísticos Arauco S.A.
Investigaciones Forestales Bioforest S.A.
Forestal Arauco S.A.
Bosques Arauco S.A.
Forestal Celco S.A.
Controladora de Plagas Forestales S.A.
Forestal Valdivia S.A.
Forestal Cholguan S.A.
Sercor S.A.
Inversiones Puerto Coronel S.A.
Puerto de Coronel S.A.
Puerto de Lirquén S.A.
Portuaria Lirquén S.A.

Celulosa Arauco y Constitución S.A.

Celulosa Arauco Constitución



Realiza directamente actividades de producción y venta de celulosa y es la sociedad matriz de un conjunto de empresas industriales y forestales. Posee además una significativa participación en las empresas Puerto de Lirquén S.A. y Puerto de Coronel S.A.

La sociedad se formó en 1979, por la fusión de las empresas Industrias de Celulosa Arauco S.A. y Celulosa Constitución S.A.

Industrias de Celulosa Arauco S.A. fue creada en 1968, con el objeto de desarrollar el proyecto de una planta de celulosa en la zona de Arauco, en la VIII Región. En 1972, CORFO adquirió el total de las acciones, las que licitó públicamente a fines de 1976, siendo adjudicadas a la Compañía de Petróleos de Chile S.A. (COPEC).

Celulosa Constitución S.A. se creó en 1969, con el propósito de construir una planta de celulosa en la zona de Constitución, en la VII Región del país. En 1974, el total de las acciones pasó a propiedad de CORFO, empresa que las licitó y adjudicó a COPEC en 1979.

En la actualidad, COPEC es propietaria del 99,98% de las acciones de Celulosa Arauco y Constitución S.A.

Al conjunto de empresas organizadas bajo la propiedad de Celulosa Arauco y Constitución S.A. se les denomina bajo el nombre genérico de ARAUCO.

This company directly produces and sells woodpulp and is the parent company of a group of industrial and forestry companies. It also has significant holdings in Puerto de Lirquén S.A. and Puerto de Coronel S.A.

The company was formed in 1979 following the merger of Industrias de Celulosa Arauco S.A. and Celulosa Constitución S.A.

Industr[illegible] Celulosa Arauco S.A. was created in 1968 to develo[illegible]p mill project in the Arauco area of Chile's 8th Regi[illegible]n 1972, CORFO acquired all its shares which were then offered in a tender in late 1976, being awarded to Compañía de Petróleos de Chile S.A. (COPEC).

Celulosa Constitución S.A. was created in 1969 to build a pulp mill in the Constitución area of the 7th Region. All the shares in the company passed to CORFO in 1974 which then sold them under a tender in 1979 to COPEC.

COPEC is today the holder of 99.98% of the shares of Celulosa Arauco y Constitución S.A.

The group of companies organized under the ownership of Celulosa Arauco y Constitución S.A. uses the generic name of ARAUCO.

Centros Operativos de Arauco en Chile Argentina y Uruguay

Operational Centers in Chile Argentina & Uruguay



Pacific Ocean
CHILE

Plantación Forest plantation	Planta de paneles Panel mill
Planta de celulosa Woodpulp mill	Puerto Port
Aserradero Sawmill	



PARAGUAY
BRASIL
ASUNCION
PUERTO IGUAZU
CURITIBA
SANTA MARIA
PORTO ALEGRE
POSADAS
URUGUAY
MONTEVIDEO
BUENOS AIRES
ARGENTINA



VALPARAISO
SANTIAGO
RANCAGUA
LICANCEN
CONSTITUCION
TALCA
LIRQUEN
TALCAHUANO
CONCEPCION
SAN VICENTE
CORONEL
ARAUCO
Océano Pacífico
TEMUCO
CORRAL
VALDIVIA

Futura Planta Celulosa Valdivia
New Valdivia Mill



Área Forestal

Forestry Area



ARAUCO es propietaria del mayor patrimonio de plantaciones forestales de América del Sur, el que se concentra en Chile, Argentina y Uruguay y que actualmente alcanza a 709 mil hectáreas. La extensión de sus bosques, así como el rápido crecimiento que las especies plantadas alcanzan en esta región del mundo, otorgan a la empresa importantes ventajas comparativas en el mercado mundial, tanto en la producción de celulosa como de madera aserrada, paneles y sus productos derivados.

El recurso forestal de Arauco es utilizado de acuerdo a una política de manejo sustentable de las plantaciones. Esto constituye una relevante garantía de confiabilidad para sus clientes, pues asegura la capacidad de Arauco de entregar una oferta creciente y sostenida de madera en el largo plazo.

A la vez, consciente del valor de su recurso forestal y de la necesidad de optimizar la productividad y calidad de sus plantaciones, la empresa destina importantes recursos para el desarrollo de tecnologías de vanguardia en áreas de mejoramiento genético, protección, [illegible] productividad de los suelos y propiedades de la madera. [illegible] programa contra protección de incendios [illegible]

Arauco owns one of the most extensive forest [illegible] covering an area of 709 thousand hectares. [illegible] planted in this part of the world, give the Company important comparative advantages in the global [illegible] in the production of woodpulp or in sawn [illegible] wood products.

[illegible] plantation management policy which constitutes a [illegible] for its customers, guaranteeing the Company's capacity to provide a growing and sustainable supply of wood in the long term.

At the same time, the Company, conscious of the value of its forest resources, devotes substantial resources for the development of genetic improvements, disease control, soil productivity and wood properties which constantly optimize productivity standards and plantation quality.

The Company has a complete fire-protection program covering prevention, detection and suppression, and an effective pest early-warning system, to minimize those situations outside the company's control which could put its resources at risk.

Arauco's plantations are mainly of radiata pine and taeda which are managed to maximize the harvesting of knot-free wood which is later used to produce high value-added products much in demand in world markets.



Viveros de Pino Radiata
Radiata Pine Nursery

Area Forestal

Forestry Area

Patrimonio forestal al 31 de diciembre de 2002

	Miles de hectáreas					
		Plantaciones				
	Total	Pino Pine	Eucalipto Eucalyptus	Otras Other	Bosques Nativos Native Forest	Otros usos Others uses
Chile	921	541	66	3	91	220
Argentina	173	79	3	5	66	19
Uruguay	28	12				16
	1,121	632	69	8	157	255



Inventario de Plantaciones
Stock Plantations
Miles de Hectáreas
Thousands of Hectares
02
Pine Hectares
Eucalyptus Hectares



Cosecha de Madera
Arauco Roundwood harvest
Millones m3
Million m3
02
(e) = estimated



Hectáreas Plantadas
Area Planted
Hectáreas Cosechadas
Area Harvested
Miles de Hectáreas
Thousands of Hectares
Planted Hectares
Hardvested Hectares
(e) = estimated

Área Forestal

Forestry Area

Producción y venta de madera rolliza

En el año 2002 se cosecharon 9,7 millones de metros cúbicos de rollizos, se produjeron 1,4 millones de metros cúbicos de astillas y se compraron a terceros 3,6 millones de metros cúbicos de rollizos y astillas.

Del total disponible de rollizos y astillas, 13,7 millones de metros cúbicos fueron destinados a las plantas de celulosa, paneles y aserraderos de la empresa, y un millón de metros cúbicos se vendió a terceros.

Desarrollo tecnológico forestal

Con el objetivo de maximizar la calidad, productividad y rendimiento de sus plantaciones, Arauco ha definido como una prioridad estratégica de la empresa el desarrollo de investigaciones tecnológicas propias y de vanguardia en el área forestal.

La encargada de llevar a cabo esta tarea es la empresa filial Bioforest S.A., ubicada en Chile, que opera como un centro científico-tecnológico de investigación en el área forestal y que presta servicios al conjunto de la compañía en todos los países donde ésta mantiene plantaciones. En los laboratorios, viveros e invernaderos de Bioforest se desarrollan y ensayan nuevas tecnologías que luego se aplican en las plantaciones de Arauco. Cuenta con un personal altamente calificado y con instalaciones e instrumental acordes con los más exigentes estándares internacionales.

Actualmente, sus principales líneas de investigación son Genética, que incluye biotecnología; Productividad de los sitios, que incluye silvicultura; Protección Fitosanitaria, que incluye entomología y patología forestal, además estudios acerca de las características y propiedades de la madera.




GROVE

ARAUCO se ubica entre los principales fabricantes del mundo de celulosa kraft de mercado blanqueada y sin blanquear, y cuyos productos son reconocidos a nivel mundial por su alta blancura, limpieza y estabilidad. La celulosa blanqueada de Arauco se produce en Chile a partir de pino radiata y eucalipto, y de pino taeda en Argentina. Ambas se usan preferentemente en la fabricación de papeles para impresión, cartulinas y papeles sanitarios. La celulosa sin blanquear se produce en Chile a partir de pino radiata y se utiliza en la elaboración de papeles para embalaje, productos de fibro cemento y papeles dieléctricos.

La mayor parte de la producción, elaborada en las plantas ubicadas en Chile y Argentina, se comercializa en los competitivos mercados internacionales, que han reconocido a Arauco como un proveedor altamente confiable en el largo plazo. Este prestigio se fundamenta también en la permanente incorporación de los más rigurosos estándares tecnológicos y de protección al medioambiente en sus procesos industriales, en sus competitivos costos de producción y complementado con un sistema de distribución y comercialización profesionalizado, ágil y de alcance global.

Cabe señalar que de las cuatro plantas de celulosa que posee Arauco dos cuentan con la certificación internacional de calidad ISO 9001-2000 y en las otras dos, que tienen actualmente la certificación ISO 9001, está en curso el proceso para certificar bajo la norma ISO 9001-2000 durante el año 2003.

Desarrollo futuro

El principal proyecto que en estos momentos ocupa a Arauco en el área de la celulosa es la construcción de la Planta Valdivia, ubicada en la X región de Chile, que producirá más de 600 mil toneladas anuales de celulosa kraft blanqueada de pino radiata y de eucalipto. Cuando [illegible] que se estima [illegible] 2004, la capacidad



Planta Arauco

Arauco Mill





Woodpulp
Area

total de Arauco de producción de celulosa sobrepasará los 2.2 millones de toneladas métricas por año, lo que consolidará su posición como la mayor empresa de celulosa de Chile y una de las más grandes de celulosa de mercado a nivel mundial.

El proyecto contempla una inversión total de 1.200 millones de dólares, de los cuales 900 millones de dólares corresponden a activos industriales, mientras que 300 millones de dólares fueron destinados al desarrollo de un patrimonio forestal en la zona, superior a 100 mil hectáreas, que ya se encuentra realizado.

El proyecto futuro más importante que contempla Arauco es el desarrollo del complejo forestal –industrial Itata, ubicado en la cercanía de Chillán en la VIII Región de nuestro país.

En este desarrollo se considera en su primera etapa, a punto de iniciarse, la construcción de un aserradero y de una planta de terciados. Para la segunda mitad de la década se contempla la ejecución de la segunda etapa que incluye la construcción de una planta de pulpa blanqueada de pino y eucalipto de características similares a las de la planta Valdivia. Cabe hacer presente que el estudio de impacto ambiental de la pla[illegible] celulosa Itata ya fue aprobado por la Comisión [illegible]nal de Medioambiente.

Medioambiente (official environmental regulator).




Woodpulp Production
.02
Thousands of Hectares
Bleached pulp (pine)
Unbleached pulp (pine)
Bleached pulp (eucalyptus)
Total : 1.546 million tons


Woodpulp Sales by Market
.02
Asia 52%
Europe 27%
America 15%
Argentina 5%
Others 1%
Total : 1,565 million tons

Área Celulosa

Woodpulp Area

Planta	Ubicación	Tipo de celulosa	Producción 2002
Arauco	Chile. Octava Región.	Kraft blanqueada de pino radiata y de eucalipto, en calidades estándar y ECF. Marca: **Arauco BKP** **Arauco EKP**	756 mil toneladas métricas (579 mil de celulosa blanqueada de pino y 177 mil de celulosa blanqueada de eucalipto).
Constitución	Chile. Séptima Región.	Kraft cruda de pino radiata. Marca: **Celco UKP**	354 mil toneladas métricas.
Licancel	Chile. Séptima Región.	Kraft blanqueada de pino radiata y de eucalipto, en calidades estándar y ECF. Marca: **Arauco BKP** **Arauco EKP**	113 mil toneladas métricas (81 mil de celulosa blanqueada de pino y 32 mil de celulosa blanqueada de eucalipto).
Alto Paraná	Argentina. Provincia de Misiones.	Kraft blanqueada de pino Taeda. Marca: **Alto Paraná BKP**	323 mil toneladas métricas.



Mills	Location	Kind of Woodpulp	Production
Arauco	Chile. 8th Region.	Radiata pine and eucalyptus bleached kraft pulp in Standard and ECF varieties. Brand: **Arauco BKP** **Arauco EKP**	756 thousand metric tons. (579 thousand of bleached pine pulp and 177 thousand of bleached eucalyptus pulp).
Constitución	Chile 7th Region.	Unbleached radiata pine kraft pulp. Brand: **Celco UKP**	354 thousand metric tons.
Licancel	Chile. 7th Region.	Bleached radiata pine and eucalyptus pulp in Standard and ECF qualities. Brands: **Arauco BKP** **Arauco EKP**	113 thousand metric tons (81 thousand of bleached pine pulp and 32 thousand of bleached eucalyptus pulp).
Alto Paraná	Argentina, Misiones province.	Bleached taeda kraft pulp. Brand: **Alto Paraná BKP**	323 thousand metric tons.

Área Madera Aserrada

Sawntimber Area

En la actualidad, ARAUCO es la principal empresa de aserrío del hemisferio sur, con una capacidad de producción que asciende a 2 millones 500 mil metros cúbicos por año de madera aserrada, incluyendo sus instalaciones en Chile y Argentina. La capacidad de secado en ambos países es de un millón 800 mil metros cúbicos anuales y la capacidad de producción de sus plantas de manufactura alcanza a 325 mil metros cúbicos anuales.

Es, además, la principal empresa exportadora de maderas de Chile, con un 10 por ciento de participación en las exportaciones forestales del país, ocupando además el primer lugar en ventas en el mercado nacional de madera aserrada. La cartera de productos aserrados que ofrece Arauco es amplia: en sus aserraderos se elabora madera para embalaje y pallets, madera para la construcción y productos de apariencia destinados a la industria del mueble y el diseño. En las plantas de manufactura se fabrican molduras, paneles encolados y productos laminados.

Del total de la producción, el 76 por ciento se exporta a diversos países del mundo, y el 24 por ciento se destina al mercado chileno.

Actualmente la empresa cuenta con doce aserraderos y seis plantas de manufactura de madera, la mayoría de las cuales se ubican en Chile. En Argentina, el total de la producción se centra en el Aserradero Misiones, ubicado en la provincia del mismo nombre, y en la planta de manufactura, que fue inaugurada durante el presente ejercicio.

Además, durante 2002 la empresa puso en marcha una nueva planta de manufactura en Chile, destinada a la fabricación de vigas laminadas.

Las cifras del ejercicio 2002 reflejan un importante incremento en la producción de madera seca y especialmente de madera [illegible], refleja la sólida [illegible] creciendo hacia

Arauco is today the leading sawmilling company in the Southern Hemisphere with a production capacity [illegible] through its installations in Chile and Argentina. The [illegible] capacity of both countries [illegible] remanufacturing plants is 325 [illegible]

It is Chile's principal wood exporter with a 10 percent share of the country's forestry exports and [illegible] the top place in the domestic market [illegible] sales. The range of sawn products supplied [illegible] sawmills produce sawtimber for packaging and pallets, for construction and decorative products for the [illegible] and design industries. Its remanufacturing plants [illegible] moldings, edge glued panels and boards, and [illegible] products.

76 percent of its production is exported [illegible] around the world and 24 percent [illegible] market.

The Company currently has twelve sawmills and [illegible] remanufacturing plants, mostly located in [illegible] Argentina, all production is centered at [illegible] sawmill, located in the province of [illegible] remanufacturing plant which was inaugurated during 2[illegible]

The Company also started a new remanufacturing [illegible] in Chile in 2002 for the making of laminated beams.

The figures for 2002 show a strong increase in the pro[illegible] kiln-dried wood and specially remanufactured [illegible] reflecting the company's solid capacity [illegible] toward higher value-added products.

Construcción con vigas laminadas

Construction with laminated products



Area Madera Aserrada

Sawntimber Area

Proyec[illegible] uturos

Durante el presente ejercicio la empresa aprobó una inversión de 6,8 millones de dólares para poner en marcha, a partir de diciembre de 2003, un proyecto de ampliación del aserradero Valdivia, con el objetivo de que éste alcance una capacidad de producción de madera aserrada de 350 mil metros cúbicos al año, con sus correspondientes instalaciones de secado y cepillado.

Adicionalmente, durante el próximo año se iniciarán las obras de construcción del nuevo aserradero en el complejo forestal Itata, con una capacidad de producción anual de madera aserrada de 350 mil metros cúbicos. El monto total de la inversión asciende a 25 millones de dólares y la puesta en marcha está prevista para fines del año 2004.

[illegible] and is planned to start up toward the [illegible]

Producción Total
Total Production

Producto / Product	Producción en miles de m^3 / Production in thou[illegible] 2001	2002	Variación
Madera Verde / Unseasoned Sawntimber	1.780	2.150	20%
Madera Seca / Kiln Dried Sawntimber	1.076	1.418	32%
Madera Manufacturada / Remanufactured Products	229	302	32%


MSD

Ventas de [illegible]
Sawntimber Sales by Market .02


North America 31.7%
24%
Asia 14.8%
Middle East 10.6%
Europe 2.8%
Others 2%
North Africa 2.4%
South America 4.8%
tral America 6.9%

Total: 1 million 745 thousand m3


NEWNES

Valdivia Sawmill

Area Paneles

Panels Area



Desde su creación, en 1997, esta área de negocios ha experimentado un rápido crecimiento, expandiendo significativamente tanto sus operaciones como su cartera de productos, utilizando para ello sistemas flexibles de producción que garantizan posibilidades de comercialización adaptables a los competitivos y exigentes requerimientos de los mercados internacionales.

En la actualidad, Arauco produce tableros terciados en Chile, marca AraucoPly, MDF marca Trupan en Chile y Argentina y HB marca Cholguan en Chile, los cuales son comercializados en más de 30 países, tanto en América, como en Europa y Asia.

La producción total de tableros de Arauco en Chile y Argentina durante el año 2002 ascendió a 677 mil metros cúbicos, cifra que implica un incremento del 29 por ciento respecto del año 2001, lo que se explica, fundamentalmente, por modernizaciones efectuadas en la planta de terciados y por la puesta en marcha, durante el ejercicio, de dos nuevas plantas de MDF, una en Chile, Trupan 2, ubicada en la localidad del mismo nombre, en la VIII Región del país, con una capacidad de producción anual de 250 mil metros cúbicos de tableros, y otra en Argentina, en la localidad de Puerto Piray, con capacidad de producir 240 mil metros cúbicos de tableros al año. Las inversiones materializadas en los proyectos Trupan 2 y en la planta MDF de Argentina, estuvieron de acuerdo a lo presupuestado y su puesta en marcha ha sido óptima.

Con la inauguración de estas dos nuevas plantas, la capacidad total de producción de tableros de Arauco supera el millón de metros cúbicos, lo que la sitúa dentro de las principales empresas de Latinoamérica en el rubro de paneles.

This business area has experienced fast growth since its creation in 1997, significantly expanding its [illegible] and product range through flexible production systems that ensure commercialization [illegible] competitive and demanding requirements of international markets.

Arauco currently produces AraucoPly plywood [illegible] Trupan MDF in Chile and Argentina, and Cholguan [illegible] Chile. These products are [illegible] both in America and in Europe and Asia.

Arauco's total board production in Chile and Argentina [illegible] 2002 amounted to 677 thousand cubic [illegible] a 29 percent increase over 2001, mainly explained by plywood mill modernizations and the start-up during the year of two new MDF mills, one in Chile, Trupan 2, lo[illegible] in the place of the same name in the 8th Region, with annual capacity of 250 thousand cubic meters, and the other in Argentina at Puerto Piray, with an annual capa[illegible] for 240 thousand cubic meters. The investments [illegible] these two projects were in line with their budgets and start-ups have been encouraging.

With the inauguration of these two new mills, Arau[illegible] total annual production capacity now exceeds a mi[illegible] cubic meters, placing it among the main compani[illegible] Latin America in the wood panel business.



Nueva planta de Trupan II

New Trupan II mill

Área Paneles

Panels Area



Proyectos Futuros

En concordancia con el desarrollo del nuevo complejo forestal-industrial Itata que Arauco impulsa en el sector de Chillán, VIII Región de Chile, la empresa aprobó la construcción en la zona de una nueva planta de tableros terciados con una capacidad de producción que alcanzará a 210 mil metros cúbicos anuales. La inversión contemplada es de 45 millones de dólares y la puesta en marcha de la nueva planta está programada para fines del año 2004. Adicionalmente, se construirá una planta térmica que alimentará de vapor y energía al nuevo complejo industrial Itata, y que considera una inversión de 40 millones de dólares.


trupan
trupan
trupan
trupan

Ventas de Paneles por Mercado **02**


Europa 11%
Argentina 2%
Others America 8%
Asia and Oceania 5%
Total : 843 thousand m3

Área Paneles

Panels Area

Los paneles de Arauco

Arauco panels

Producto Product	Marca Brand	Características Characteristics	Usos Uses	Producción 2002 Production 2002
Terciados Plywood	Arauco Ply Arauco Ply	Resistentes, livianos, versátiles y fáciles de trabajar. Se producen en grados para apariencia (libre de nudos), estructurales, moldajes y multipropósitos. Certificaciones internacionales en Norteamérica (PS 1-95), en Alemania (BFU-100) y en Japón (JAS). Resistant, light, versatile and easy to work with. Produced in grades for appearance (knot free), structural, formwork & multi-purpose. Internacional certifications in North America (PS 1-95), Germany (BFU-100) and Japan (JAS).	Construcción: estructura para pisos, recubrimiento decorativo en techos y muros, moldaje para hormigones. Industria: fabricación de carrocerías, casas rodantes, pisos para embarcaciones, buques, embalajes especiales, muebles y juguetes. Construction: floor structures, decorative ceiling and wall covering, formwork for reinforced concrete. Industry: manufacture of, coachwork, caravans, ship decks, cabinets, boats, special packaging furniture & toys, interior decoration.	310 mil m3 310 thousand m3
Medium Density Fiber Board (MDF) Medium Density Fiber Board (MDF)	Trupan Trupan	Fabricado con fibras de pino radiata y Taeda. De color claro, fácil de moldurar, ensamblar y perforar, con buenas propiedades para la industria del mueble. Tipos: Trupan, Trupan Enchapado Trupan Ranurado Trupan Ultraliviano Trupan Melamina. Made with radiata pine and taeda fibers. Light color, easy to shape, assemble and drilling, with good features for the furniture industry. Types: Trupan, Trupan Veneered Trupan Slatwall Trupan Ultralight Trupan Melamine	Fabricación de muebles, molduras, pisos y decoración de interiores en general. Manufacture of furniture, moldings, floor and general interior decoration.	308 mil m3 308 thousand m3
Hardboard (HB) Hardboard (HB)	Cholguan Cholguan	Fabricado con fibras de pino radiata. Flexible, resistente a la humedad, fácil de trabajar, de gran [illegible] superficie. Made with radiata pine fibers. Flexible, damp resistant, easy to work with, hard surface.	Construcción: revestimientos de interior, puertas y pisos. Industria: Fabricación de muebles, soportes publicitarios y escenografías. Construction: interior covering, doors and floors. Industry: Manufacture of furniture, advertising boards and scenery.	59 mil toneladas métricas 59 thousand metric tons









La fuerte expansión que ARAUCO ha experimentado en los últimos años en todas sus áreas de negocios, impone a la empresa el desafío de colocar volúmenes de exportación crecientes en mercados internacionales, que exigen productos más diversificados y de mayor calidad. Para asumir esta tarea brindando a sus clientes la más alta satisfacción de servicio, la empresa mantiene oficinas comerciales en distintas partes del mundo, que facilitan una atención cercana y expedita, y así permitirá a Arauco tener una capacidad de reacción más rápida y flexible frente a nuevos requerimientos de los clientes.

Actualmente, Arauco posee seis oficinas comerciales en distintos países: Arauco Wood Products, en Estados Unidos, que comercializa todos los productos de la empresa en Norteamérica; Arauco Asia, en Japón, orientada a la promoción y venta de madera aserrada y tableros en la región; Arauco Forest Products, en Holanda, dedicada a la comercialización de madera y paneles; Arauco México y Arauco Perú, ambas dedicadas a la venta de madera aserrada y tableros en América Latina; y Arauco do Brasil, establecida durante el presente ejercicio con el objetivo de comercializar en ese país los productos que Arauco elabora en Argentina.

En Chile, la empresa encargada de promocionar y vender la madera aserrada y los paneles de Arauco es la filial Centromaderas, que cuenta con un moderno centro de distribución en las afueras de Santiago. Creada hace siete años, Centromaderas es, en la actualidad el más completo proveedor de productos forestales orientados al mercado de la construcción y la mueblería en Chile. Con sus marcas Arauco, Trupan, Cholguan, MSD y Hilam la empresa ha alcanzado durante el año 2002 ventas por 100 millones de dólares. Su contribución al desarrollo





Vista panorámica del Puerto de Coronel

Overview of Coronel's Port

del mercado nacional maderero trasciende las áreas de comercialización y venta y abarca también interesantes iniciativas de divulgación y educación. Así, en el año 2002, Centromaderas editó el primer libro sobre Ingeniería y Construcción en Madera, una guía práctica que integra el uso de los productos de Arauco, tablas de cálculo para soluciones típicas de viviendas hasta dos pisos y detalles constructivos.

[illegible]00 million dollars in 2002. Its contribution [illegible] development of the domestic wood market [illegible] the marketing and sales areas and covers [illegible] initiatives in promotion and education. [illegible] Centromaderas published the first book on engi[illegible] and construction in wood, a practical guide [illegible] the use of Arauco products, calculation tables for housing solutions of up to two floors and const[illegible] details.



En lo que respecta a sus sistemas logísticos, Arauco cuenta con una estructura administrativa destinada específicamente a abordar los problemas del transporte, embarque, almacenaje y distribución de sus productos a los distintos mercados internacionales. El control de todos los aspectos involucrados desde que los productos salen de las plantas industriales hasta su entrega al cliente en el destino final está a cargo de la filial Servicios Logísticos Arauco, empresa que también asume la documentación de comercio exterior y coordina sus operaciones en el extranjero con las oficinas comerciales que Arauco mantiene en el mundo.

Es importante mencionar que los tres puertos de la VIII Región, desde los cuales se realizan las exportaciones de Arauco, San Vicente, Coronel y Lirquen, cuentan con infraestructura moderna y equipamiento de alta tecnología. Arauco participa en la propiedad de dos de estos puertos, Puerto de Lirquen S.A. con un 20% y Puerto de Coronel S.A. con un 50%.

Regarding its logistic systems, Arauco has [illegible] structure dedicated to undertake the transport, [illegible] storage and distribution problems of its produc[illegible] different international markets. The control of [illegible] involved since the products leave from [illegible] they are delivered to the customer [illegible] is under control of the branch Servicios [illegible] Arauco. This branch takes on the docu[illegible] exportation and also coordinates its operations [illegible] with the commercial offices that Arauco has [illegible] world.

It is important to mention that the three ports [illegible] Region (San Vicente, Coronel and Lirquen) [illegible] Arauco exports its products, have modern infra[illegible] and high-technology equipment. Arauco has share[illegible] in the port management companies Puerto de [illegible] S.A. with 20% and Puerto de Coronel S.A. [illegible]



La protección del medioambiente es, para Arauco, un compromiso prioritario

For Arauco, protection of the environment is a priority commitment

La protección del medioambiente es, para ARAUCO, un compromiso prioritario y de máxima importancia, no sólo porque constituye una obligación fundamental hacia la comunidad sino, porque entiende que ello es una necesidad para los objetivos estratégicos de desarrollo, consolidación y expansión de la empresa en el largo plazo. Es por esto que Arauco ha hecho propio el concepto de desarrollo sustentable, el que aplica en todas sus actividades productivas.

Ámbito forestal

Desde el año 2001 todas las actividades forestales de Arauco en Chile cuentan con la certificación ambiental ISO 14001 y, en junio de 2002, ésta también se obtuvo para nuestras actividades en Argentina.

La norma garantiza, a nivel internacional, que nuestras operaciones forestales se realizan de acuerdo a la legislación vigente en la materia y compromete a la empresa mantener un programa de mejoramiento continuo ambiental.

Con el propósito de asegurar el cabal cumplimiento de estos compromisos, en Arauco opera un Sistema de Gestión Ambiental (SGA), entre cuyas principales labores está monitorear el estándar ambiental de todos los procesos, implementar técnicas forestales mínimamente invasivas, establecer y proteger especies amenazadas, impartir cursos para el personal y desarrollar programas de educación ambiental dirigidos a la comunidad. Cabe señalar que el hecho de contar con la certificación ISO 14001 para todas sus actividades forestales en Chile y Argentina constituye, para Arauco, un importante reconocimiento a la labor de protección ambiental que la empresa realiza, e implica un significativo respaldo para afrontar los requerimientos ambientales que puedan serle exigidos en la consecución de proyectos de desarrollo de mediano y largo plazo.

Paralelamente a sus operaciones internas, Arauco también mantiene una activa participación en instancias multiorganizacionales relacionadas con el tema forestal-ambiental, tanto a nivel internacional como regional y local. Entre ellas destacan el International Forest Industry

[illegible] certified [illegible] ISO 14001 [illegible] achieved [illegible]

The system provides an international guarantee [illegible] legislation [illegible] maintain a continuous environmental [illegible] program.

[illegible] order to ensure full compliance with [illegible] Arauco operates an Environmental Manage[illegible] (EMS), whose principal duties are to monitor [illegible] Standard of all processes, implement [illegible] invasive forestry techniques, establish and protect [illegible] species, train personnel and develop environ[illegible] education programs for the community. The fact [illegible] the ISO 14001 certification for all its forestry activ[illegible] Chile and Argentina is for Arauco an important recog[illegible] of the work it has carried out in environmental protec[illegible] and implies a significant support for facing the environ[illegible] requirements when carrying out its medium and long [illegible] projects.

Apart from is internal operations, Arauco also [illegible] participates in multi-organizational activities relat[illegible] forestry and the environment, internationally, regi[illegible]

Protección del Medioambiente

Environmental Protection

Roundtable (IFIR) -foro independiente de asociaciones y empresas forestales, cuyos miembros trabajan en la creación de un sistema confiable de reconocimiento mutuo de certificación forestal-, y el grupo CertforChile, que reúne al sector público, a propietarios de bosques, a empresas forestales, organizaciones no gubernamentales y a instituciones académicas y gremiales con el objetivo de desarrollar un Estándar Nacional de Manejo Forestal Sustentable en Chile. La instancia es miembro del Pan European Forest Certification (PEFC).

Instalaciones Industriales

Arauco también aplica el concepto de protección del medioambiente en todas sus instalaciones industriales, lo que significa que desde el momento en que éstas son proyectadas, diseñadas y construidas, ese criterio se incorpora como concepto fundamental. En todas ellas, la empresa perfecciona y actualiza maquinaria, tecnología y procedimientos tendientes a disminuir al máximo el impacto ambiental de las operaciones, e implementa rigurosos sistemas de control y monitoreo de emisiones líquidas, sólidas y gaseosas.

Todas las plantas de la empresa -aserraderos, plantas de manufactura de madera, fábricas de paneles y plantas de celulosa- cumplen con las normas ambientales vigentes, lo que representa en sí mismo un alto estándar, ya que Chile cuenta con una legislación ambiental moderna y exigente.

No obstante lo anterior, la empresa constantemente investiga, desarrolla y pone en marcha nuevos planes de mitigación ambiental. Es así como, en noviembre de 2002, Aserraderos Arauco recibió la certificación ISO 14001 para todas sus plantas, tanto aserraderos como de manufactura de madera, lo que constituye una importante garantía de respeto al medioambiente.

and locally. These include the International Forest Industry Roundtable (IFIR) - an independent forum of forestry associations and companies whose members work on creating a reliable forestry certification mutual recognition system, and the CertforChile group which unites the public sector, forest owners, forestry companies, non-governmental organizations and academic and business associations in order to develop a Chilean National Sustainable Forestry Management Standard. CertforChile has been accepted to become a member of the Pan-European Forest Certification (PEFC).

Industrial Installations

Arauco also applies the environmental protection concept to all its industrial installations so these criteria are incorporated as a fundamental concept from the moment these are planned, designed and built. In each case, the company seeks to perfect and update equipment, technologies, and procedures for reducing the environmental impact of its operations, and implements rigorous liquid, solid and gas emission control and monitoring systems.

All the company's plants, whether sawmills, wood remanufacturing plants, panel mills or pulp mills, comply with the current environmental regulations, which is in itself a high standard as Chile has a modern and demanding environmental legislation.

Nevertheless, the company is constantly investigating, developing and putting into effect new environmental mitigation plans. For example, Aserraderos Arauco received its ISO 14001 certification in November 2002 for all its plants, whether sawmills or wood remanufacturing plants, representing an important assurance concerning the environment.



Contribution to the community



Dada la importancia que tiene ARAUCO en las localidades donde ejerce su actividad productiva, la empresa asumió la iniciativa, hace más de una década, de realizar programas de apoyo a la comunidad que trasciendan el ámbito de sus negocios. Desde 1989 estos se han focalizado en el área educativa, y son desarrollados y gestionados por la Fundación Educacional Arauco, Fundar, creada especialmente para este fin.

En estos trece años, Fundar ha centrado su acción en programas de desarrollo profesional para docentes, destinados a mejorar la calidad de la educación que se imparte en Chile a los niños de las escuelas básicas municipalizadas de aquellas zonas donde la empresa opera. En conjunto, estas iniciativas han ayudado a ampliar los conocimientos y las técnicas pedagógicas de más de 700 profesores, pertenecientes a 74 escuelas, lo cual ha beneficiado a más de 16 mil niños.

En el presente ejercicio se completó un programa en Tirúa -localidad que exhibe altos índices de pobreza y fuerte presencia de etnia mapuche-, favoreciendo a 2.000 alumnos, 96 profesores y 17 escuelas. Simultáneamente, Fundar gestionó diferentes proyectos educativos en otras nueve comunas del sur de Chile. En Los Álamos, desarrolló la etapa final del Programa Sembrar, destinado a mejorar la atención educacional y de salud de más de 1.300 niños preescolares que asisten a 39 centros de atención. En Licantén inició el Programa Caminar Juntos, orientado a aplicar nuevas metodologías para el desarrollo de destrezas básicas y el fortalecimiento de la autoestima profesores y alumnos de la localidad. En las comunas de Arauco y Cañete realizó un programa de actualización para profesores denominado "Descubriendo el Mundo a través de la lectura temprana", que contempló la donación de cuentos infantiles y benefició a 107 docentes de prebásica, primero básico y segundo básico, y a directivos de colegios. [illegible] comunas de Arauco

[illegible] the importance of ARAUCO's presence in [illegible] where it has its production facilities, [illegible] the initiative more than a decade ago [illegible] programs for the community that [illegible] scope of its businesses. It has focused on education [illegible] Fundación Educacional Arauco [illegible] to this purpose.

[illegible] thirteen years, Fundar has [illegible] professional development programs for teachers [illegible] to improve the quality of education provided in Chile to children in municipal-run primary schools [illegible] where the company operates. These activities have helped to widen the knowledge and te[illegible] techniques of more than 700 teachers from 74 sch[illegible] benefit[illegible] more than 16 thousand children.

A program was completed this year in Tirúa [illegible] high levels of poverty and a strong Mapuche [illegible] presence, which benefited 2,000 pupils, 96 teachers [illegible] 17 schools. At the same time, Fundar hand[illegible] educational projects in another nine distric[illegible] of Chile. In Los Álamos, it developed the fin[illegible] Sembrar Program for improving the educatio[illegible] service to more than 1,300 pre-school childr[illegible] 39 centers. In Licantén, the Caminar Juntos [illegible] launched to apply new methods for develop[illegible] and strengthening self-esteem in the local teachers [illegible] pupils. In the districts of Arauco and Cañete, a reinforcem[illegible] program for teachers was provided called "Discover the world through reading early", which included donation of infant's books and benefited 107 pre-[illegible] and primary teachers and school heads. And m[illegible]



Por más de una década Fundar realiza programas de apoyo a la comunidad

Since more than a decade Fundar provides support programs for the community

Aporte a la comunidad

Contribution to the community

Cañete, Lebu, Contulmo y Curanilahue continuó con el proyecto de apoyo a los objetivos transversales contemplados en la Reforma Educacional que se está llevando a cabo en el país. Esto implicó un apoyo directo a conjuntos folclóricos, a museos, a grupos de teatro y a orquestas sinfónicas juveniles.

El exitoso resultado de las actividades de promoción educativa que realiza Fundar -así como la excelente calidad de las publicaciones especializadas que periódicamente edita su área de extensión- le ha valido a Fundación Arauco el elogio y reconocimiento de las autoridades educacionales del país y de instituciones internacionales expertas.

Cabe señalar que Arauco también participa en el financiamiento y gestión de tres colegios, Arauco, Constitución y Cholguán, que están abiertos a todos los niños de la zona y que se han caracterizado por la obtención de altos puntajes tanto en la Prueba de Aptitud Académica como en la Prueba Nacional de Medición de la Calidad de la Educación (SIMCE).



Cañete, Lebu, Contulmo and Curanilahue, the proj
continued for supporting the transversal objectiv
contemplated in the Educational Reform being carried o
in Chile. This implied direct support for folklore grou
museums, theatre groups and juvenile symphon
orchestras.

The successful results of the educational promotio
activities of Fundar, as well as the excellent quality of
specialized publications that it publishes periodically, ha
earned Fundación Arauco plaudits and recognition fr
the country's educational authorities and exp
international institutions.

Arauco also participates in the financing and managem
of three schools, Arauco, Constitución and Cholgü
which are open to all children in the area and are no
for obtaining high marks in the national Acade
Aptitude Test and the National Educational Qua
Measurement Test (SIMCE).





Principales Empresas Filiales y Coligadas

Principal Subsidiary and Associate Companies

Empresa / Enterprise	Descripción	Description
Forestal Arauco S.A.	Formada en 1969 como subsidiaria forestal de Industrias de Celulosa Arauco S.A. Posteriormente en 1989, se constituyó en la empresa matriz de las filiales forestales de Arauco. Sus principales funciones son coordinar las actividades operacionales y definir las políticas de desarrollo de Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A. y Forestal Cholguan S.A.	[illegible] and Forestal Cholguan S.A.
Aserraderos Arauco S.A.	Se constituyó en 1993, sus principales funciones son producir y comercializar madera aserrada y productos de manufacturas. En la actualidad es propietaria de 11 aserraderos cuya capacidad de producción es de 2 millones 500 mil m3 y 5 plantas de manufactura con una capacidad de producción de 325 mil m3.	Constituted in 1993, its principal functions are to [illegible] and sell sawntimber and remanufactured produ [illegible] is currently the owner of 11 sawmills whose production capacity is 2 million 500 thousand [illegible] 5 remanufacturing plants with a production capa [illegible] 325 thousand m3.
Paneles Arauco S.A.	Se constituyó en Octubre de 1995 con el objeto de producir y comercializar madera contrachapada y otros tipos de paneles de pino radiata. En la actualidad es propietaria de una planta de terciados, dos plantas de tableros M.D.F y una planta de tableros H.B.	Constituted in October 1995 to produce and sell [illegible] pine plywood and other wood panels. It presently [illegible] a plywood mill, two M.D.F board mills and an H.B [illegible] mill.
Alto Paraná S.A. (Argentina)	Fue creada en 1983 y adquirida en Diciembre de 1996 por Arauco a través de su filial Industrias Forestales S.A., es la encargada de la producción y comercialización de todos los productos de Arauco. Actualmente cuenta con una planta de celulosa, un aserradero, una planta de manufactura y una planta de tableros M.D.F.	Created in 1983 and acquired in December 199 [illegible] Arauco through its subsidiary Industrias Forestales [illegible] It is responsible for the production and commercializ [illegible] of all Arauco products. It presently has a pulpm [illegible] sawmill, a remanufacturing plant and a M.D.F [illegible] mill.
Bosques Arauco S.A.	Se formó en 1969 con la misión de abastecer de rollizos pulpables a Planta Arauco. Hoy en día ejecuta actividades de forestación, reforestación, manejo y cosecha de bosques de su propiedad, ubicados fundamentalmente en la VIII Región, cuya producción es vendida tanto a clientes relacionados como externos.	Formed in 1969 to supply pulp logs to the Arauco [illegible] It today is involved in the businesses of foresta [illegible] reforestation, forest management and harv [illegible] own land, mainly located in the 8th Region. [illegible] is sold both to related companies an [illegible]
Forestal Celco S.A.	Se constituyó en Noviembre de 1978, con la finalidad de abastecer de rollizos pulpables a Planta Constitución. En la actualidad, desarrolla actividades de forestación, reforestación, manejo y cosecha de predios ubicados en la VII Región y en zonas cercanas a la ciudad de Concepción, en la VIII Región del país, cuya producción de rollizos es vendida tanto a clientes relacionados como externos.	Constituted in November 1978 to supply pulp [illegible] to the Constitución mill. It is now involved in the businesses of foresta [illegible] reforestation, forest management and harvesting [illegible] own land, mainly located in the 7th Region and [illegible] near the city of Concepcion. Its log production is [illegible] both to related companies and to others.
Forestal Valdivia S.A.	Creada en 1989, Forestal Valdivia S.A. tiene como principal propósito la formación de un recurso forestal que permitirá abastecer a la futura Planta de Celulosa Valdivia, que tendrá una capacidad de producción superior a las 600 mil toneladas métricas anuales. La sociedad realiza actividades de forestación, reforestación, manejo y cosecha de bosques de su propiedad, ubicados en la IX y X Región.	Creaed in 1989, the main purpose of Forestal Val [illegible] S.A. is to form forest resources for supplyin [illegible] future Valdivia pulp mill which will have a an [illegible] production capacity of over 600 thousand metric [illegible] The company carries on the businesses of forest [illegible] reforestation, management and harvesting of fo [illegible] on its land located in the 9th and 10th Reg [illegible]
Forestal Cholguan S.A.	Fue creada en 1978 y adquirida por Arauco, a través de su filial Forestal Arauco S.A. En la actualidad, desarrolla actividades de forestación, reforestación, manejo y cosecha de predios ubicados principalmente en la VII y VIII Región.	Created in 1978 and acquired by Arauco throu [illegible] subsidiary Forestal Arauco S.A. It currently carries on the businesses of forest [illegible] reforestation, management and harvesting of fo [illegible] on its land located mainly in the 7th and 8th Reg [illegible]
Investigaciones Forestales Bioforest S.A.	Se formó en 1990 con el propósito de [illegible] aplicada a fin de maximizar la productividad potencial de los recursos forestales de Arauco.	Formed in 1990 to perform applied researc [illegible] maximizing the productive potential of Ara [illegible] forest resources.

		Directores / Directors	Administración / Administration
Presidente	Chairman	José Tomás Guzmán	Gerente Managing Director
Vicepresidente	Vice Chairman	Roberto Angelini	Alvaro Saavedra
Directores	Directors	Manuel Benzanilla	
		Carlos Croxatto	
		Alejandro Pérez	



[illegible]	Chairman	Alejandro Pérez	Gerente Managing Director
[illegible]	Directors	Franco Bozzalla	Antonio Luque
		Matías Domeyko	
		Alvaro Saavedra	



[illegible]	Chairman	Alejandro Pérez	Gerente Managing Director
[illegible]	Directors	Matías Domeyko	Franco Bozzalla
		Antonio Luque	
		Alvaro Saavedra	



[illegible]	Chairman	[illegible]	Gerente Managing Director
[illegible]	Vice Chairman	José Tomás Guzmán	Cristián Infante
[illegible]	Directors	Roberto Angelini	
		Carlos Croxatto	



[illegible]	Chairman	Alejandro Pérez	Gerente General Manager
[illegible]	Directors	Matías Domeyko	Jorge Serón
		Franco Bozzalla	



[illegible]	Chairman	[illegible]	Gerente General Manager
[illegible]	Directors	[illegible]	[illegible]



[illegible]	Chairman	[illegible]	General Manager
[illegible]	Directors	[illegible]	[illegible]



[illegible]	Chairman	[illegible]	Gerente General Manager
[illegible]	Directors	[illegible]	[illegible]



[illegible]	Chairman	[illegible]	General Manager
[illegible]	Directors	[illegible]	[illegible]



Principales Empresas Filiales y Coligadas

Principal Subsidiary and Associate Companies

Empresa	Descripción	
Distribuidora Centromaderas S.A.	Se creó en Septiembre de 1995 para la distribución de los productos de Aserraderos Arauco S.A. y Paneles Arauco S.A. en el mercado nacional, a través de un moderno centro de distribución en las afueras de Santiago.	[illegible]
Arauco Wood Products, Inc. S.A.	Fue creada en Septiembre de 1995 con el propósito de actuar en el mercado de Norte América para la comercialización de todos los productos de Arauco.	[illegible]
Arauco Forest Products B.V.	Fue creada en Diciembre de 1999 con el propósito de actuar como agente en el mercado europeo para la comercialización de los productos de madera y paneles de las empresas Arauco.	[illegible]
Araucomex S.A.	Fue creada en Septiembre de 2000 con el propósito de actuar en el mercado de México para la comercialización de todos los productos Arauco.	Formed in September 2000 to act in the Mexican [illegible] for commercializing all Arauco's products.
Servicios Logísticos Arauco S.A.	La sociedad Servicios Logísticos Arauco S.A. se constituyó en Agosto de 2001 a partir del cambio de giro de Portuaria Arauco S.A.. Esta asume adicionalmente a la actividad portuaria, todos los aspectos involucrados desde que los productos terminados salen de las plantas industriales hasta su entrega a los clientes en el destino final.	Servicios Logísticos Arauco S.A. was constituted [illegible] August 2001 [illegible] of the change [illegible] business of Portua[illegible] Arauco S.A. It also performs port activities and [illegible] logistical matters involved once finished products [illegible] the industrial mills and until their delivery to the [illegible] customers in offshore markets.
Arauco Generación S.A.	Esta sociedad inició sus operaciones en el sector energético en 1994 con el objeto de generar y comercializar la electricidad producida a partir de los excedentes energéticos de las plantas de celulosa.	This company started to operate in the energy se[illegible] in 1994 to generate and sell electricity produced [illegible] of the energy surpluses of the pulp mills.
Compañía Puerto de Coronel S.A.	La sociedad fue creada en 1989 con el propósito de construir, explotar y operar un puerto de carga en la bahía de Coronel, VIII Región.	Company formed in 1989 to build, operate and mana[illegible] a cargo port in Coronel Bay, 8th Region.
Puerto de Lirquén S.A.	Se constituyó en 1970, como continuadora de las actividades portuarias de la empresa Muelles y Bosques S.A. Su principal actividad es actuar como operador en la movilización portuaria y en la estiba y desestiba de naves en el Puerto de Lirquén, VIII Región, que le pertenece a través de su filial Portuaria Lirquén S.A.	Constituted in 1970 as successor to the port activ[illegible] of Muelles y Bosques S.A. Its principal activity is to act as the operator in p[illegible] movement and stevedoring of ships in Lirquén port, [illegible] Region, which is owned through its subsidiary Portua[illegible] Lirquén S.A.
Fundación Educacional Arauco	Fundación Educacional Arauco, Fundar, fue creada en 1989 por la empresa Celulosa Arauco y Constitución S.A., con el propósito de hacer un aporte social a las comunidades donde desarrolla su actividad. La idea fundamental de su quehacer se basa en que lo prioritario para el desarrollo de un país es la educación, especialmente la que se entrega en las etapas más tempranas de la vida.	Founded in 1989 to make a social contributio[illegible] the communities where Arauco operates. Its basic idea is based on the belief that educat[illegible] is a priority for a country's progress, especi[illegible] education for the youngest members of the populat[illegible]

		Directores Directors	Administración Administration	
Presidente Directores	Chairman Directors	Alejandro Pérez Franco Bozzalla Matías Domeyko Antonio Luque	Gerente General Manager Carlos Bianchi	
Presidente Directores	Chairman Directors	Alejandro Pérez Franco Bozzalla Matías Domeyko Jorge Garnham Antonio Luque	Gerente General Manager Charles Kimber	
Presidente Directores	Chairman Directors	Alejandro Pérez Franco Bozzalla Charles Kimber Antonio Luque	Gerente General Manager Ricardo Strauszer	
Presidente Directores	Chairman Directors	Charles Kimber Matías Domeyko Antonio Luque	Gerente General Manager Andrés Vial	
Presidente Directores	Chairman Directors	Jorge Garnham Franco Bozzalla Antonio Luque Alvaro Saavedra	Gerente General Manager Alberto Walker	
Presidente Directores	Chairman Directors	Carlos Croxatto Roberto Angelini Alejandro Pérez José Vivanco	Gerente General Manager Hernán Arriagada	
Presidente Directores	Chairman Directors	Eduardo Hartwing Alvaro Bruner José Cox Enrique Elgueta Jorge Garnham Alberto Walker	Gerente General Manager Alberto Miranda	
Presidente Vicepresidente Directores	Chairman Vice Chairman Directors	Emilio Pellegrini Jaime Lea-Plaza Sebastián Babra Carlos Croxatto Jorge Bernardo [illegible] Manuel Mardones Alejandro Pérez	Gerente General Manager Juan Manuel Gutiérrez	
Presidente Directores	Chairman Directors	José Tomás Guzmán Roberto Angelini Carlos Croxatto Teresa Marchant Alejandro Pérez [illegible]	Gerente General Manager Graciela Lucchini	



2002

Estados Financieros Consolidados

Consolidated Financial Statements


Arauco

.02





Ratio Analysis of the Consolidated Financial Statements

December 31, 2002
Amounts in thousands of U.S. dollars except as indicated.

1. VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitucion S.A., a Chilean corporation (the "Company") and its subsidiaries (the Company together with its subsidiaries "Arauco") have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the "Chilean Securities Commission"). In management's opinion there is no material difference between the Company's economic value and the valuation reflected in the Company's financial statements.

2. ANALYSIS OF FINANCIAL POSITION

a) Analysis of the Balance Sheet

Beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars.

For convenience purposes, the Company's consolidated financial statements as of and for the year ended December 31, 2001, have been translated into US dollars at the December 31, 2001 observed exchange rate of ChS 654.79 per USS 1.00.

These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Company's financial statements or could be converted into U.S. dollars at the [illegible] indicated.

The principal components of assets and liabilities as of December 31, 2001 and 2002 are as follows:

Assets	2001 ThUSS	2002 ThUSS
Current assets	1,153,149	1,144,899
Net fixed assets	3,758,665	3,838,238
Other assets	56,801	54,007
Total assets	4,968,615	5,037,144

Liabilities and Shareholders Equity	2001 ThUS$	2002 ThUS$
Current liabilities	179,281	315,963
Long-term liabilities	1,666,363	1,507,598
Minority interest	6,254	6,127
Shareholders' equity	3,116,717	3,207,456
Total liabilities	4,968,615	5,037,144

December 31, 2002
Amounts in thousands of U.S. dollars, except as indicated.

Total assets increased by 1.4%, or US$ 69 million, from December 31, 2001 to December 31, 2002. The increase [illegible] mainly attributable to a US [illegible] million increase in time deposits, a US$ 54 million increase in other current assets and a US$ 80 million increase [illegible] property, plant and equipment, partially offset by decreases of US$ 70 million in marketable securities, US$ 16 in [illegible]coverable taxes and US$ 23 million in other assets.

Total liabilities decreased by US$ 22 million from December 31, 2001 to December 31, 2002. The decrease is mainly attributable to a US$ 2 million net decrease in bank borrowings, a US$48 million net decrease in bonds and a US$ 5 million net decrease in other long-term liabilities.

The main financial a[illegible] operating ratios are as follows:

Liquidity ratios	31.12.2001	31.12.2002
Current ratio	6.43	3.62
Acid ratio	4.15	2.33

The decrease in the current and acid ratios from 2001 to 2002 is primarily attributable to an increase in moving bank borrowings and bonds in the amount of US$ 117 million.

Debt indicators	31.12.2001	31.12.2002
Debt to equity ratio	0.59	0.57
Short-term debt to total debt	0.10	0.17
Long-term debt to total debt	0.90	0.83
Financial expenses covered	2.34	3.77

The debt ratio decreased 0.02 points from 2001 to 2002 due to the relatively low level of current and long-term bank borrowing and bonds.

On December 31, 2002 current liabilities correspond to 17.3% of total liabilities, while at the end of 2001 they represented 9.7%, due to the movement of obligations from being long-term to being short-term obligations.

The ratio of financial expenses covered increased 1.43 points. The increase is primarily attributable to a US$ 9 million increase in financial expenses and a US$ 137 million increase in net income from December [illegible]1, 2001 to December 31, 2002.

December 31, 2002
Amounts in thousands of U.S. dollars, except as indicated.

Operational ratios	31.12.2001	31.12.2002
Inventory turnover	1.61	1.59
Inventory permanence (days)	223.70	226.37

b) Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	2001 ThUS$	2002 ThUS$	2001 %	2002 %
Export sales				
Pulp	648,967	593,998	56.97	50.00
Sawn timber and cut wood	215,634	289,471	18.93	24.37
Plywood and fiber panels	90,424	132,753	7.94	11.17
Forestry products	5,732	10,367	0.51	0.88
Total export sales	960,757	1,026,589	84.35	86.42
Pulp	36,098	34,766	3.17	2.93
Sawn timber and cut wood	59,066	53,814	5.18	4.53
Forestry products	26,650	20,733	2.34	1.75
Plywood and fiber panels	46,352	45,644	4.07	3.84
Other	10,179	6,472	0.89	0.53
Total domestic sales	178,345	161,429	15.65	13.58
Total operating income	1,139,102	1,188,018	100.00	100.00

Operating costs	2001 ThUS$	2002 ThUS$	2001 %	2002 %
Timber	121,161	105,057	19.99	18.67
Forestry work	119,014	122,916	19.64	21.84
Depreciation	120,405	96,984	19.87	17.23
Maintenance costs	55,908	42,010	9.22	7.46
Chemical products	60,447	55,070	9.97	9.78
Sawing services	59,783	67,313	9.86	11.96
Other raw materials and indirect costs	46,667	54,154	7.70	9.62
Energy and fuel costs	22,686	19,298	3.75	3.44
Total operating costs	606,071	562,802	100.00	100.00

December 31, 2002
Amounts in thousands of U.S. dollars, except as indicated.

Analysis of Operating Income

Operating income includes net income of US$ 390 million compared to US$ 294 million in 2001, an increase of US$ 96 million. The increase is primarily due to a US$ 92 million increase in the gross margin.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of US$ 96 million during 2002, compared to a non-operating loss of US$ 199 million in 2001. This year's loss was primarily caused by the following items:

- The foreign currency exchange rate loss, which changed from a loss of US$ 139 million in 2001 to income of US$ 3 million in 2002, largely due to the impact of the devaluation of the Chilean peso in 2001, which was not applicable in 2002 because the Company started using U,S. dollars instead of Chilean pesos in their accounting records, starting January 1, 2002.

- Financial expenses, which increased by US$ 9 million from US$ 104 million in 2001 to US$ 113 million in 2002, largely due to the increase in bonds payable.

- Other non-operating income, which decreased US$ 14 million from 2001 to 2002, due to the reserve adjustment of conversion in accordance with Technical Bulletin No. 64, "Accounting for Investments Abroad," issued by the Accountants Association of Chile ("B.T. No 64") for the investment made in Alto Paraná S.A. in 2001.

- The price-level restatement, which decreased from US$ 19 million in 2001 to US$ 0.4 million in 2002, due to the fact that the Company and subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. prepared their accounting records in US$ dollars in 2002.

Profitability ratios		31.12.2001	31.12.2002
Equity yield		4.61	8.77
Asset performance ratio		2.98	5.55
Operating asset ratio		6.30	7.89
Income per share (US$)		1.24	2.45
Income after tax	ThUS$	95,847	257,990

3. MARKET SITUATION

The market for long fiber bleached pulp (BKP) experienced significant price fluctuations during the year 2002, primarily due to weak demand for impression and notary paper in Europe and the United States during the period, as well as high levels of operation of pulp mills in the northern hemisphere.
Arauco's competitors in the production of BKP are primarily found in Canada, Brazil, the United States and the Scandinavian countries. In 2002, Arauco's competitors were active in the BKP market, and, because production was greater than global demand, there was pressure on price levels. As a result, pulp inventories in these countries increased beginning in June 2002, but began to decrease in December 2002.

December 31, 2002
Amounts in thousands of U.S. dollars, except as indicated.

Arauco's percentage share of the global BKP market has historically been between 5% and 6%. During 2002 there was no increase in installed capacity.

Plywood sales fell in the United States due to an increase in the inventory held by American companies for a possible war. Prices in this market have decreased. Mexico also has been affected by the United States' slow activity, and Mexican volumes and prices also decreased. At the same time, however, sales in the European market are relatively good , and there has been no change in prices.

There was poor activity in the plywood market in South Korea after the soccer World Cup, leading to a decrease in the price of MDF. China has experienced less activity with lower prices than during the first six months of the year.

There was greater demand for MDF in the Middle East because of less competition from Europe due to variations in the exchange rate. The demand on hard board mills continues to be high. However, local market demand has been weak, due to the introduction of Argentinean products with lower prices.

There was great activity in sawn timber and remanufactured wood products in Europe, especially considering the Euro exchange rates. Sales in Japan, Taiwan, Korea and China were active, with increases in both prices and volume. The war in Iraq could affect the market in 2003.

Activity in the North American market (especially the United States and Mexico) decreased at the end of 2002, but it is expected to improve after March 2003, although it will be hampered by the war in Iraq.

4. ANALYSIS OF CASH FLOW

	31.12.2001 ThCh$	31.12.2002 ThUS$
Operating cash flow	229,901	433,652
Cash flow from financing activities	210,801	(126,418)
Cash flow from investment activities	(126,379)	(379,969)
Net cash flow for the year	314,323	(72,735)

The increase in operating cash flows is largely due to an increase in collections of trade accounts receivable of US$229 million and other income of US$ 49 million, offset by higher payments to suppliers and staff of US$75 million and interest paid of US$ 11 million.

The net positive cash flows from financing activities in 2001was largely due to loans incurred as well as issuances of bonds. The net negative cash flow in 2002 is primarily due to the payment of dividends and loan payments.

The variation in cash flows from investment activities is largely due to the impact of decreased sales of financial instruments as well as an increase in purchases of property, plant and equipment in 2002 as compared to 2001, due to the start of Valdivia Mill Project.

5. MARKET RISK ANALYSIS

Pursuant to economic risks derived from interest rate variations, the Company has consistently applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars. Both their assets and their liabilities are denominated in US dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate is significantly decreased.

Consolidated Balance Sheet

December 31, 2002
Amounts in thousands of U.S. dollars, except as indicated.

	At December 31,	
	2001	2002
ASSETS	ThUS$	ThUS$
Current assets :		
Cash	6,708	9,534
Time deposits	2,687	19,564
Marketable securities (note 3)	420,392	350,283
Trade accounts receivable (note 4)	203,609	180,880
Notes receivable	6,012	5,435
Other receivables	19,074	25,739
Notes and accounts receivable from related parties (note 18)	710	-
Inventories (note 5)	388,582	392,787
Recoverable taxes	43,007	26,649
Prepaid expenses	20,162	16,620
Deferred tax assets (note 15)	4,815	25,501
Other current assets	37,391	91,907
Total current assets	1,153,149	1,144,899
Property, plant and equipment: (note 6)		
Land	366,275	355,971
Forests	1,934,421	1,848,919
Buildings and other infrastructure	1,341,735	1,367,936
Machinery and equipment	1,371,485	1,402,483
Other	220,803	437,590
Technical revaluation	68,974	68,769
Less: Accumulated depreciation	(1,545,028)	(1,643,430)
Net property, plant and equipment	3,758,665	3,838,238
Other non-current assets:		
Investments in related companies (note 7)	18,078	20,768
Investments in other companies	149	139
Goodwill (note 8)	4,512	3,954
Negative goodwill (note 8)	(33,084)	(12,610)
Long-term receivables	6,213	4,199
Intangibles	526	494
Amortization	(136)	(152)
Other (note 9)	60,543	37,215
Total other non-current assets	56,801	54,007
Total assets	4,968,615	5,037,144

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Consolidated Balance Sheets
Amounts in thousands of U.S. dollars, except as indicated.

LIABILITIES AND SHAREHOLDERS' EQUITY	At December 31, 2001 ThUS$	2002 ThUS$
Current liabilities:		
Current bank borrowings (note 10)	87	32,139
Current portion of long-term bank borrowings (note 14)	38,851	41,952
Current portion of bonds (note 12)	'32,193	109,396
Current portion of other long term liabilities	1,056	278
Dividends payable	1,678	1,330
Trade account payable	68,101	76,514
Notes payable	3	126
Sundry accounts payable	10,097	10,220
Notes and accounts payable to related companies (note 18)	681	1,935
Accrued liabilities (note 13)	19,819	15,396
Withholding taxes	5,356	4,930
Income tax payable	-	17,829
Deferred income	1,302	1,111
Other current liabilities	57	2,807
Total current liabilities	179,281	315,963
Long-term liabilities:		
Long-term bank borrowings (note 14)	289,670	252,363
Bonds (note 12)	1,282,963	1,157,500
Notes payable	1	1
Sundry accounts payable	7,974	295
Accrued liabilities (note 13)	7,802	9,043
Deferred tax liabilities (note 15)	71,865	87,732
Other long-term liabilities	6,088	664
Total long-term liabilities	1,666,363	1,507,598
Minority interest (note 25)	6,254	6,127
Shareholders' equity: (note 20)		
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,470,901	1,356,030
Retained earnings	1,158,087	1,259,743
Net income for the period	139,910	277,189
Interim dividends	(5,357)	(38,682)
Total shareholders' equity	3,116,717	3,207,456
Total liabilities and shareholders' equity	4,968,615	5,037,144

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Consolidated Statements of Income
Amounts in thousands of U.S. dollars, except as indicated.

	At December 31, 2001 ThUS$	At December 31, 2002 ThUS$
Operating income:		
Sales revenue (note 21)	1,139,102	1,188,018
Cost of sales (note 22)	(606,071)	(562,802)
Gross profit	533,031	625,216
Administration and selling expenses (note 22)	(239,364)	(234,905)
Operating income	293,667	390,311
Non-operating income:		
Interest earned	14,959	21,995
Share of net income of related companies (note 7)	1,463	2,558
Other non-operating income (note 23)	20,364	6,169
Amortization of goodwill (note 8)	(1,047)	(4,435)
Interest expenses	(103,680)	(113,035)
Other non-operating expenses (note 24)	(10,883)	(11,533)
Price-level restatement (note 1)	18,690	(441)
Foreign currency exchange rate (note 1)	(138,607)	2,592
Non-operating loss	(198,741)	(96,130)
Income before taxes, minority interest and amortization of negative goodwill	94,926	294,181
Income taxes (note 15)	921	(36,191)
Income before minority interest and amortization of negative goodwill	95,847	257,990
Minority interest (note 18)	(210)	(267)
Income before amortization of negative goodwill	95,637	257,723
Amortization of negative goodwill (note 8)	44,273	19,466
Net income	139,910	277,189

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Statements of Consolidated Cash Flows
Amounts in thousands of U.S. dollars, except as indicated.

	At December 31,	
	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES	ThCh$	ThCh$
Net income	139,910	277,189
Loss (Profit) on sale of assets		
Loss (profit) on sale of property, plant and equipment	(1,426)	(446)
Items affecting income not involving the movement of cash:		
Depreciation	126,043	103,184
Amortization of intangibles	29	28
Write-offs and provisions	2,428	1,108
Profit from investments accounted for under the equity method	(1,493)	(2,559)
Loss from investments accounted for under the equity method	30	1
Amortization of goodwill	1,047	4,435
Amortization of negative goodwill	(44,273)	(19,466)
Net price level restatement	(18,690)	441
Foreign currency exchange rate	138,607	(2,592)
Others	34,597	14,535
Decrease (Increase) in current assets:		
Clients and debtors	(122,134)	46,429
Inventory	5,222	321
Other current assets	(8,183)	(18,108)
Increase (Decrease) in current liabilities:		
Suppliers and creditors	(2,436)	5,253
Interest payable	13,106	1,853
Provision for income taxes	(31,042)	19,714
Other current liabilities	(1,441)	2,332
Net cash flows from operating activities	229,901	433,652

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Statements of Consolidated Cash Flows, continued
Amounts in thousands of U.S. dollars, except as indicated.

	At December 31,	
	2001	2002
CASH FLOWS FROM FINANCING ACTIVITIES	ThUS$	ThUS$
Loans from financial institutions	319,537	2,484
Bonds	410,052	-
Dividends paid	(65,428)	(71,762)
Loans paid	(308,658)	(40,087)
Repayments of bonds	(127,792)	(17,078)
Other financing activities	(16,910)	25
Net cash flow from financing activities	210,801	(126,418)
Cash flows from investing activities		
Sales of property, plant and equipment	4,862	2,590
Sales of financial instruments	83,248	8,491
Purchase of property, plant and equipment	(191,846)	(343,322)
Investments in other companies	(3,292)	(9,429)
Purchases of financial instruments	(19,586)	(8,002)
Other investments	235	(30,297)
Net cash flow from investment activities	(126,379)	(379,969)
Net cash flows from operating, investing and financing activities	314,323	(72,735)
Effect of inflation	(3,452)	29,924
Net decrease in cash and cash equivalents	310,871	(42,811)
Initial balance of cash and cash equivalents	131,334	442,205
Final balance of cash and cash equivalents	442,205	399,394

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the "Company"), and its subsidiaries are engaged principally in the production of pulp and forestry and wood products and the management of its subsidiaries' forestry assets. The financial statements of the Company and its subsidiaries (collectively known as "Arauco") are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the "Chilean Securities Commission"). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (US). The consolidated financial statements as of December 31, 2001 and 2002 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

Subsidiary company	Interest of the Company as of December 31, 2002			Total as of December 31, 2001
	Direct	Indirect	Total	Total
	%	%	%	%
Alto Paraná S.A. (Argentine)	38.00	31.98	99.98	99.62
Agenciamiento y Servicios Profesionales S.A. (México)	-	99.99	99.99	-
Alto Paraná S.A. (Argentina)	-	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	-	99.93	99.93	99.99
Arauco Do Brasil Ltda. (Brazil)	-	99.99	99.99	-
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.90
Arauco Europe S.A. (Switzerland)	0.01	58.79	58.80	-
Arauco Forest Products B.V.(The Netherlands)	-	99.93	99.93	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	98.03	1.96	99,99	99.92
Arauco Perú S.A. (ex - Cholguán Lima S.A.) (Perú)	-	99.99	99.99	99.99
Arauco Wood Products, Inc. (USA)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (México)	-	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	-	51.09	51.09	50.89
Distribuidora Centromaderas S.A.	-	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	-
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	-	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	-	97.31	97.31	97.28
Forestal Conosur S.A. (Uruguay)	-	99.99	99.99	98.07
Forestal Misiones S.A. (Argentina)	-	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	-	99.99	99.99	99.99
Inversiones Celco S.L. (España)	99.93	0.06	99.99	-
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A. (previously Portuaria Arauco S.A.)	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber LLC (USA)	0.00	99.61	99.61	-
Trupán Argentina S.A. (Argentina)	-	99.99	99.99	99.99

(b) Currency records

Beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars. The Company's other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c) Price-level restatement and foreign currency exchange rate

(i) Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A) the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;
(B) the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento ("UF"); and

(ii) Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders' equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF - and foreign currency - denominated assets and liabilities) held by Arauco.
The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the "prior month rule", according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

The values of the CPI were as follows:

	Index	Change from previous December 31,
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous November 30,
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii) Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the year-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile's CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

	Ch$
December 31, 2001	16,262.66
December 31, 2002	16,744.12

(iv) Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v) Assets and liabilities denominated in foreign currency

Assets and liabilities denominated in foreign currency are detailed in note 17 and have been translated into Chilean pesos at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At December 31,	
	2001	2002
	Ch$	Ch$
U.S. dollar	654.79	718.61
Yen	4.99	6.07
Euro	578.18	752.55
DM	295.74	-
GBP	948.01	1,152.91

The differences arising in the valuations of assets and liabilities denominated in foreign currency as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings "Interest and other financial expenses" and "Interest earned" in the year in which they arise. See note 1 (n).

Credit (charge) to income for price-level restatement in each of the reporting years was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders' equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31	
	2001	2002
	ThUS$	ThUS$
	Credit (Charge)	Credit (Charge)
Assets, liabilities and equity restating by CPI		
Shareholders' equity	(87,469)	-
Shareholders' equity of subsidiaries in chilean pesos	-	(59,848)
Property, plant and equipment, net	85,361	54,698
Inventories	7,353	5,095
Other assets and liabilities, net	16,745	2,013
Net effect on income	21,990	1,948
Price-level restatement of income statement accounts	(3,300)	(2,389)
Credit (charge) to income by CPI	18,690	(441)

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31,	
	2001	2002
	ThUS$	ThUS$
	Credit (Charge)	Credit (Charge)
Assets restating by foreign currency		
Trade accounts receivable	9,794	727
Inventories	(68)	(365)
Other assets	(39,656)	(7,742)
Liabilities restating by foreign currency		
Bank borrowings	(11,516)	(1)
Bonds	(108,767)	289
Other liabilities	11,606	9,684
Net effect on income by foreign currency	(138,607)	2,592

(d) Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus price-level restatement and accrued interest.
Marketable securities are shown at the lower of cost plus accrued interest and price-level restatement, or market value.
Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest and price-level restatement.

(e) Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determine[illegible] price-level restatement principles for those subsidiaries that maintain their accounting records and prepare t[illegible] financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.
For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.
For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f) Property, plant and equipment

(i) Property, plant and equipment, excluding forests

The property, plant and equipment of the Company, Aserraderos Arauco S.A. and Paneles Arauco S.A. are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.
Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

The estimated average remaining useful lives of the property, plant and equipment are as follows:

	Years
Buildings and other infrastructure	44
Machinery and equipment	13
Other	2
Technical revaluation	11

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii) Forests
Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement. Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.
Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year's valuations plus price-level restatement is accounted for as an adjustment to "Forests" and to shareholders' equity under the account heading "Forestry and other reserves".
Forests which are due to be exploited within one year are reallocated to inventory under current assets.
On the sale of a related finished good, the shareholders' equity account "Forestry and other reserves" is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.
Commercial valuations are not performed on native forests.

(g) Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.
Arauco's proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h) Income taxes

Arauco has made provisions at each year-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.
At December 31, 2002, deferred income taxes have been recognized at the end of each year for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999 Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i) Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j) Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month's salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(k) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was US$ 1,454 thousand and US$ 1,579 thousand for the years ended December 31, 2001 and 2002, respectively.

(l) Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m) Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase consolidated assets in the balance sheet and is amortized over a five year period.

(n) Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than 3 months.

(o) Forward foreign exchange contracts and currency swaps

Arauco's open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.
Initial discounts, premiums or commissions on these contracts are deferred and amortiz. [illegible] over the lives of the underlying contracts.

(p) Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders' equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q) Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r) Allowance for doubtful accounts

Allowance for doubtful accounts are recorded based on uncollectibility analyses on an individual account basis.

(s) Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t) Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement and are amortized over 20 years.

(u) Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v) Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w) Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in "Property, plant and equipment" as "other assets."

(x) Translation of foreign subsidiaries

Beginning January 1, 2002 the financial statements of the Company's foreign subsidiaries are translated into US dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company's operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into US dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco's operations into US dollars as follows:

- Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.
- All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the US dollar and the local currency.
- Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.
- The effects of any exchange rate fluctuations as compared to the US dollar are included in the results of operations for the relevant period.

Until December 31, 2001 under B.T. No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account "Cumulative Translation Adjustment", as the foreign investment itself was measured in US dollars. For the years ended

December 31, 2002 and 2001, as allowed by B.T. No. 64, the Company designated US dollar denominated debt as an economic hedge of its net foreign investment in Argentina.
The Company uses an exchange rate of 3.37 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in a loss of US$ 25.0 million.
As of December 31, 2002 the Company's investments in Argentina represented 13.0% of its consolidated assets, compared to 12.6% at December 31, 2001.
It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company's Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company's financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2. CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the years covered in these consolidated financial statements.

3. MARKETABLE SECURITIES

Marketable securities as of each year-end, the majority of which are denominated in local currency, were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Bonds	489	-
Units in mutual funds	419,886	350,283
Shares	17	-
Total marketable securities	420,392	350,283

4. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Trade accounts receivable	207,122	183,561
Allowance for doubtful accounts	(3,513)	(2,681)
Total trade accounts receivable	203,609	180,880

As of December 31, 2001 and 2002, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5. **INVENTORIES**

Inventories have been valued in accordance with the policy described in note 1 (d). The principal components were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Finished goods (pulp)	30,859	25,031
Finished goods (sawn timber)	65,893	86,049
Finished goods on consignment (pulp)	30,242	22,607
Work in progress	2,406	2,609
Sawlogs, pulpwood and chips	13,284	10,950
Raw material	38,204	43,917
Forests under exploitation	195,976	189,698
Other	11,718	11,926
Total inventories	388,582	392,787

6. **PROPERTY, PLANT AND EQUIPMENT**

Property, plant and equipment, including forests, have been valued as described in note 1 (e).
Technical revaluation and adjustment of book value
The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.
The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Buildings and other infrastructure	3,741	3,350
Machinery and equipment	789	659
Other	3	2
Total increase in value due to technical revaluation of property, plant and equipment	4,533	3,981

The depreciation charge to income of property, plant and equipment was calculated as described in note 1 (e) and was as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Depreciation of:		
Property, plant and equipment (excluding land and forests)	125,211	102,632
Technical revaluation	832	552
Total	126,043	103,184

Accumulated depreciation was as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Accumulated depreciation of:		
Property, plant and equipment (excluding land and forests)	1,481,470	1,579,473
Technical revaluation	63,558	63,957
Total	1,545,028	1,643,430

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Price-level restated cost of forests	635,901	528,641
Commercial valuation increment	1,298,520	1,320,278
Total	1,934,421	1,848,919

7. INVESTMENTS IN RELATED COMPANIES

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of US$ 20,339 thousand through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of US$ 660 thousand. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and November, 2002 the Company and its subsidiary Arauco Internacional S.A. made a capital contribution of US$ 1,016 thousand in Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of US$30 thousand to form Forestal Arauco Costa Rica S.A.

Between April and May 2002, the Company made a capital contribution of US$ 294 thousand to form Arauco Do Brasil Ltda., a contribution equivalent to 99.99% of Arauco do Brasil's paid-in capital.

In April 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of US$ 6 thousand to form Agenciamiento y Servicios Profesionales S.A. de C.V.

During the first six months of 2002 the Company made a capital contribution of US$ 40 thousand to form Arauco Europe S.A.

On August 27, 2002, the Company acquired 7,622,489 shares of Inversiones Cholguán S.A. (the current Arauco Internacional S.A.), corresponding to approximately 98% participation in the former subsidiary of Forestal Cholguán S.A. The Company paid Ch$ 15,168,753 thousand, equivalent to US$ 21,210 thousand for the shares. At the end of 2002, Arauco Internacional S.A. is the parent company of most Arauco foreign subsidiaries.

In October 2002, the Company acquired 16.67% of Inversiones Puerto Coronel S.A. for US$4,500 thousand, obtaining US$ 2,599 thousand of goodwill in the process.

On November 20, 2002, Arauco's subsidiary Arauco Wood Products, Inc. purchased 100% of Southwoods-Arauco Lumber LLC for US$ 4,900 thousand. The investment resulted in goodwill of US$ 1,500 thousand.

On December 11, 2002, the Company contributed directly and indirectly through Arauco Internacional S.A., the equivalent of 100,000 euros for the formation of Inversiones Celco S.L. in Spain.

On December 23, 2002, the Company contributed US$ 647,600 thousand in the form of shares of Industrias Forestales S.A. to participate in a capital increase of Inversiones Celco S.L. The company's subsidiary Arauco Internacional S.A. contributed US$ 446 thousand in shares of Arauco Denmark ApS.

During 2001, Arauco made the following investments in related companies:

Between January and December 2001 Arauco's subsidiary Forestal Arauco S.A. purchased 377,485 shares of Forestal Cholguán S.A. for US$ 159 thousand. The investment resulted in negative goodwill of US$35 thousand for Forestal Arauco S.A.

In July 2001 the Company acquired 16.66% of Inversiones Puerto Coronel S.A. for the amount of US$3,060 thousand, resulting in goodwill of US$ 1,376 thousand.

On March 01, 2001, the Company made a contribution to Araucomex S.A. de C.V. in the amount of US$115 thousand, equivalent to 99% of its total capital.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with financial institutions (Morgan Guaranty Trust) and with the public (the Company's Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company's investment in Industrias Forestales S.A., in Argentina.

Dividends received

Arauco received dividends from Puerto de Lirquén S.A. totaling US$ 480 thousand in 2001 and US$687 thousand in 2002. In addition received US$ 115 thousand from Inversiones Puerto Coronel S.A. in 2002.

Investment in Alto Paraná S.A.

During June of 2001, Alto Paraná S.A. repurchased all of its preferred shares held by the Company. As a result of the repurchase the Company realized a portion of its cumulative translation adjustment related to this investment, in accordance with B.T. No. 64, in the amount of US$ 11,670 thousand. See note 23.

The investments in related companies at each year-end were as follows:

	Percentage Participation		As of December 31, Investment Value		Net income of investee	
	2001	2002	2001	2002	2001	2002
	%	%	ThUS$	ThUS$	ThUS$	ThUS$
Puerto de Lirquén S.A.	20.14	20.14	13,797	13,785	993	1,513
Inversiones Puerto Coronel S.A.	33.33	50.00	3,950	6,618	500	1,016
Sociedad CDEC-SIC Ltda.	8.00	7.69	24	48	(5)	(1)
Servicios Corporativos Sercor S.A. (1)	20.00	20.00	307	317	(25)	30
Total			18,078	20,768	1,463	2,558

8. GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each year-end was as follows:

	As of December 31, 2001		2002	
	Amortization for the year ThUS$	Balance of negative goodwill ThUS$	Amortization for the year ThUS$	Balance of negative goodwill ThUS$
Alto Paraná S.A.	25,834	2,386	1,419	967
Industrial y Forestal Misiones S.A.	12,114	12,114	12,114	-
Licancel S.A.	907	2,495	907	1,587
Forestal Cholguán S.A.	4,720	15,131	4,424	9,777
Maderas Prensadas Cholguán S.A.	698	958	602	279
Total negative goodwill	44,273	33,084	19,466	12,610

b) Goodwill as of each year-end was as follows:

	As of December 31, 2001		2002	
	Amortization for the year ThUS$	Balance of goodwill ThUS$	Amortization for the year ThUS$	Balance of goodwill ThUS$
Forestal El Aguaray S.A.	120	308	34	51
Paneles Arauco S.A.	786	2,947	786	2,162
Inversiones Puerto Coronel S.A.	140	1,257	1,016	241
Arauco Internacional S.A.	1	-	-	-
Inversiones Puerto Coronel S.A.	-	-	2,599	-
Southwoods-Arauco Lumber L.L.C.	-	-	-	1,500
Total goodwill	1,047	4,512	4,435	3,954

9. OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Recoverable taxes	37,549	19,208
Bond issue expenses	18,212	14,706
Discounts on bond issues	2,747	2,285
Financial instruments	536	479
Other	1,499	537
Total other non-current assets	60,543	37,215

10. CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Total outstanding	87	32,139
Principal outstanding	87	32,125
Weighted average annual interest rate	-	-

Current bank borrowings were denominated as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Obligations in foreign currency	61	32,078
Obligations in local currency	26	61
Total current bank borrowings	87	32,139

11 CURRENT LIABILITIES

(a) The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Current portion of bonds	32,193	109,396
Current portion of other long-term liabilities	1,056	278
Trade accounts payable	68,101	76,514
Notes payable	3	126
Accounts and notes payable to related parties	681	1,935
Current provisions	19,819	15,396
Sundry accounts payable and other liabilities	18,490	38,227
Total	140,343	241,872

(b) The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of December 31,	
	2001	2002
	%	%
Foreign currency	43.74	40.55
Local currency	56.26	59.45
Total	100.00	100.00

12. BONDS

Arauco had two series of domestic bonds and five series of Yankee Bonds outstanding as of December 31, 2002.

The balances of the bonds were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Current		
Series A bonds	4,063	2,326
Series B bonds	314	293
Yankee Bonds 1st Issue	518	80,733
Yankee Bonds 2nd Issue	8,381	8,381
Yankee Bonds 3rd Issue	9,703	8,749
Yankee Bonds 4th Issue	9,214	8,914
Total current (including accrued interest)	32,193	109,396
Long-term		
Series A bonds	2,438	-
Series B bonds	310	-
Yankee Bonds 1st Issue	180,215	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	300,000	270,500
Yankee Bonds 4th Issue	400,000	387,000
Total long-term	1,282,963	1,157,500
Less total accrued interest	27,940	26,603
Total principal outstanding	1,287,216	1,240,293

These bonds have the following characteristics:

	Domestic Issue	Domestic Issue	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue
Issue date Authorized Amount (nominal)	Jan. 28, 1991 Series A ThUF 4,800	Nov. 28, 1991 Series A ThUF 2,250 Series B ThUF 250	Dec.15, 1995 8 years ThUS$200,000 12 years ThUS$ 100,000	Oct. 3, 1997 8 years ThUS$ 175,000 12 years ThUS$ 100,000 20 years ThUS$ 125,000	Aug. 15, 2000 10 years ThUS$ 300,000	Sept. 10, 2001 10 years ThUS$400,000
Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThUS$200,000 12 years ThUS$100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000 20 years ThUS$ 125,000	10 years ThUS$300,000	10 years ThUS$400,000
Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90				
Principal Repayment	Semi-annually Between Aug.1995 And Feb.2003	Semi-annually Between Jun.1994 And Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011
Interest rate (excluding effects of any interest rate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62 %	7.75%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of December 31, 2002, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThUS$
2003 (*)	26,603
2004	182,793
2005	-
2006	175,000
2007 and thereafter	882,500
Total	1,266,896

(*) This amount includes US$ 26,603 thousand of accrued interest.
The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

- Arauco's debt to equity ratio must not exceed the ratio of 1:2.1
- Arauco's current liabilities must not exceed its current assets.

13 ACCRUED LIABILITIES

(a) Accrued liabilities were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Accrued liabilities		
Accrual for staff vacations	3,712	4,140
Plant maintenance accrual	5,818	3,997
Standby letters of credit	710	631
Accrual for contingencies	1,630	-
Staff severance indemnities	470	488
Selling and other transportation costs provisions	1,453	1,116
Electrical expense provision	1,326	789
Pending monthly provisional payments	287	290
Salary and benefits of the staff	1,460	1,385
Forestry activity expenses	75	565
Other current liabilities	2,878	1,995
Total accrued liabilities	19,819	15,396

(b) Liability for staff severance indemnities
The liability for staff severance indemnity payments is shown at its present value as described in note 1 (i). The movement in this account was as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Balance at beginning of year	7,679	8,070
Provision during the year	1,313	1,257
Provision in asset	-	161
Payments during the year	(720)	(815)
Balance as of period-end	8,272	8,673

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Shown in the balance sheet as:		
Current	470	488
Long-term	7,802	8,185
Total	8,272	8,673

14. LONG-TERM BANK BORROWINGS

(a) Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of December 31, 2001		As of December 31, 2002	
Bank or financial institution	Denomination ThUS$	Long-term Portion ThUS$	Short-term Portion ThUS$	Long-term Portion ThUS$	Short-term Portion
Morgan Guaranty Trust Company (1) (a)	US$	37,500	37,622	-	37,534
J.P. Morgan –Chase (1) (b)	US$	250,000	928	250,000	3,850
Tesoro Argentino (2)	US$	2,170	301	2,363	568
Total long-term bank borrowings		289,670	38,851	252,363	41,952

The weighted average interest rates for foreign currency-denominated debt for the periods ended December 2001 and 2002 were 3.62% and 2.23%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-US dollar denominated payment obligations for US dollar-denominated payment obligations.
The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1 (b). Six month LIBOR at December 31, 2001 and 2002 was 6.20% and 1.38%, respectively.

(1) Alto Paraná Loans

a) The Company obtained a US$ 150 million loan in order to repay outstanding debt. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

b) The Argentine subsidiary Alto Paraná S.A. obtained a US$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus a market spread.

(2) Tesoro Argentino

Alto Paraná owed an aggregate principal amount of US$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Parana. These loans were originally covered by guarantees issued by the governments of other countries which sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the "Paris Club" countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(b) Debt distribution
As of December 31, 2001 and 2002 long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in foreign currencies.

(c) Maturity of long-term bank borrowings

As of December 31, 2002, the maturities of long-term bank borrowings payable were as follows:

Year	ThUS$
2003	41,952
2004	100,343
2005	100,414
2006	51,049
2007 and thereafter	557
Total	294,315

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

- The interest coverage ratio must not be less than 2.0.

15. INCOME TAXES

(a) Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.
On a consolidated basis, Arauco recorded charges for income taxes amounting to US$ 15,870 thousand and US$40,652 thousand for the periods ended December 31, 2001 and 2002, respectively. Furthermore, Arauco established provisions for US$ 68 thousand as of December 31, 2001 and US$ 90 thousand as of December 31, 2002 in accordance with Article 21 of the Income Tax Law. These amounts are shown in "Income tax payable," net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31, 2001 ThUS$	As of December 31, 2002 ThUS$
Income tax	(15,870)	(40,652)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(68)	(90)
Deferred income tax	14,085	5,388
Tax benefits for tax losses	(2,430)	14,814
Amortization of complementary accounts	810	(952)
Adjustment expense taxes last year	(184)	233
Changes in valuation provision	-	(12,258)
Total Income Tax	921	(36,191)

(b) Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2002 were as follows:

	Retained Earnings		Shareholders'
	With Credit ThUS$	Without Credit ThUS$	Tax Credit ThUS$
Balance as of December 31, 2000	4,627	54	817
Balance as of December 31, 2001	27,961	1,150	4,934
Balance as of December 31, 2002	85,355	16,065	16,243
Total	117,943	17,269	21,994

(c) Deferred taxation

As explained in note 1 (g), as of December 31, 2001 and 2002, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of December 31, 2001			
	Deferred tax assets		Deferred tax liabilities	
	Current	Long term	Current	Long term
	ThUS$	ThUS$	ThUS$	ThUS$
Allowance for doubtful accounts	1,133	121	-	-
Deferred revenues	228	35	-	-
Accrual for staff vacations	826	-	-	-
Production costs	-	-	6,310	43
Property, plant and equipment depreciation	-	-	-	76,082
Capitalized expenses	-	-	761	2,228
Obsolescence reserve	573	-	-	-
Debt issue and project expenses	-	-	-	8,613
Staff severance indemnities	958	352	-	-
Leasing assets	77	9	71	45
Tax loss carry forwards	3,678	3,615	-	-
Property, plant and equipment valuation	-	92,689	-	33,749
Accrual for contingencies	1,256	-	-	-
Plant maintenance accrual	676	-	-	-
Argentine peso devaluation	2,586	10,346	-	-
Other	797	774	249	853
Total	12,788	107,941	7,391	121,613
Complementary accounts, net of accumu-lated amortization (1)	(650)	(52,980)	(68)	(37,857)
Valuation provision	-	(43,070)	-	-
Total	12,138	11,891	7,323	83,756

	As of December 31, 2002			
	Deferred tax assets		Deferred tax liabilities	
	Current	Long term	Current	Long term
	ThUS$	ThUS$	ThUS$	ThUS$
Allowance for doubtful accounts	770	131	-	-
Deferred revenues	967	39	-	-
Accrual for staff vacations	588	-	-	-
Production costs	-	-	5,517	-
Capitalized expenses	-	-	1,758	3,876
Property, plant and equipment depreciation	-	-	-	74,867
Staff severance indemnities	997	396	-	-
Debt issue and project expenses	-	-	-	8,457
Obsolescence reserve	681	-	-	-
Accrual for contingencies	358	-	-	-
Tax loss carryforwards	25,563	5,841	-	-
Property, plant and equipment valuation	-	28,823	-	16,645
Leasing assets	70	-	68	33
Plant maintenance accrual	650	-	-	-
Impact of devaluation of Argentine peso	1,477	5,908	-	-
Other	851	303	74	812
Total	[illegible],972	41,441	7,417	104,690
Complementary accounts, net of accumulated amortization (1)	(91)	(15,882)	(135)	(15,474)
Valuation provision	(1,098)	(24,075)	-	-
Total	32,783	1,484	7,282	89,216

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16. FORESTRY GRANTS

Forestry grants are included in shareholders' equity under the account heading "Forestry and other reserves". These grants are transferred to income at the time of sale of the related finished goods. The Company's forestry subsidiaries received forestry grants of US$ 289 thousand during the period ending December 31, 2001 and US$ 631 thousand during the period ending December 31, 2002.

17. ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their local and foreign currency equivalent at each year-end.

	Currency	At December 31, 2001 ThUS$	2002 ThUS$
Assets			
Current Assets:			
Cash and banks	US$	3,791	7,209
Cash and banks	Ch$	1,382	1,798
Cash and banks	Other currencies	1,535	527
Time deposits and marketable securities	US$	162,570	171,697
Time deposits and marketable securities	Ch$	60,902	30,989
Time deposits and marketable securities	Other currencies	199,607	167,161
Trade accounts receivable	US$	176,697	155,907
Trade accounts receivable	Ch$	22,585	18,815
Trade accounts receivable	Other currencies	4,327	6,158
Other accounts receivable	US$	9,530	17,571
Other accounts receivable	Ch$	15,556	13,386
Other accounts receivable	Other currencies	-	217
Inventories	US$	63,060	179,097
Inventories	Ch$	325,522	213,690
Other current assets	US$	29,133	136,253
Other current assets	Ch$	76,952	24,092
Other current assets	Other currencies	-	332
Total current assets		1,153,149	1,144,899
Property, plant and equipment and other assets:			
Property, plant and equipment	US$	1,058,695	1,728,193
Property, plant and equipment	Ch$	2,699,970	2,110,045
Other assets	US$	48,514	43,915
Other assets	Ch$	8,287	10,092
Total property, plant and equipment and other assets		3,815,466	3,892,245
Total assets		4,968,615	5,037,144

	Currency	At December 31, 2001 ThUS$	2002 ThUS$
Liabilities			
Current liabilities:			
Current bank borrowings	US$	62	32,034
Current bank borrowings	Ch$	25	61
Current bank borrowings	Other currencies	-	44
Current portion of long-term bank borrowings	US$	38,851	41,952
Current portion of bonds	US$	27,816	106,777
Current portion of bonds	Ch$	4,377	2,619
Notes and trade accounts payable	US$	27,627	25,881
Notes and trade accounts payable	Ch$	40,301	48,147
Notes and trade accounts payable	Other currencies	176	2,612
Other current liabilities	US$	14,616	17,097
Other current liabilities	Ch$	25,430	38,739
Total current liabilities		179,281	315,963
Long-term liabilities:			
Long-term bank borrowings	US$	289,670	252,363
Bonds	US$	1,280,215	1,157,500
Bonds	Ch$	2,748	-
Other long-term liabilities	US$	13,534	1,289
Other long-term liabilities	Ch$	80,196	96,446
Total long-term liabilities		1,666,363	1,507,598
Total liabilities		1,845,644	1,823,561

18. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company	Relationship	As of December 31, 2001 ThUS$	2002 ThUS$	Transaction
(a) Current assets				
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	710	-	Accounts receivable
Total current assets		710	-	
(b) Current liabilities				
Compañía de Petróleos de Chile S.A.	Shareholder	174	472	Accounts payable
Puerto de Lirquén S.A.	Affiliate	235	175	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	164	31	Accounts payable
Abastible S.A.	Affiliate	5	39	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	5	-	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	-	33	Accounts payable
Fundación Educacional Arauco	Affiliate	89	149	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	9	-	Accounts payable
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	-	1,036	Accounts payable
Total current liabilities		681	1,935	

During the year-ended December 31, 2001 and 2002, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Year ended December 31,	
	2001	2002
	ThUS$	ThUS$
(a) Compañía de Petróleos de Chile S.A.:		
Purchases of fuel	10,990	12,128
Other Sales	(1)	(1)
(b) Puerto de Lirquén S.A.:		
Port services	1,563	2,046
(c) ABC Comercial S.A.:		
Other Purchases	7	81
(d) Abastible S.A.:		
Purchases of fuel	279	217
(e) Frontel S.A.:		
Electric power purchases	59	-
(f) Compañía de Seguros Generales Cruz del Sur S.A.:		
Direct insurance premiums	7,210	2,990
(g) Compañía de Turismo de Chile Ltda.		
Purchase of tickets	114	-
(h) Cía. Puerto de Coronel S.A:		
Stockpiling services	2,159	695
Other sales	-	(1)
(i) Soc. Austral de Electricidad S.A.		
Electric power purchases	30	-
Other sales	(2)	-
(j) Sigma Servicios Informáticos S.A.		
Processing service	31	-
(k) Portaluppi, Guzmán y Bezanilla Abogados		
Legal advice	(695)	(277)

19. CONTINGENCIES AND COMMITMENTS

(a) Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The debt ratio must not be higher than 1.2.

ii) The current ratio must not be less than 1.0.

iii)The interest coverage ratio must not be less than 2.0.

20. SHAREHOLDERS' EQUITY

The movements in the capital and reserve accounts for each of the years ended December 31, 2001 and 2002 are as follows:

December 31, 2001	Paid-in capital ThUS$	Share premium ThUS$	Forestry and other reserves ThUS$	Retained earnings from prior years ThUS$	Interim dividends ThUS$	Net income for the year ThUS$	Total ThUS$
Balance as of December 31, 2000	337,100	5,455	1,348,442	961,709	(65,386)	283,940	2,871,260
Prior period income allocation	-	-	-	283,940	-	(283,940)	-
Equity price level restatement	10,451	170	41,638	35,211	-	-	87,470
Dividends paid	-	-	-	(122,773)	65,386	-	(57,387)
Cumulative translation adjustment	-	-	29,030	-	-	-	29,030
Forestry reserve	-	-	54,461	-	-	-	54,461
Forestry reserve adjustment related to subsidiaries	-	-	(2,670)	-	-	-	(2,670)
Interim dividends	-	-	-	-	(5,357)	-	(5,357)
Net income for the year	-	-	-	-	-	139,910	139,910
Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717

December 31, 2002	Paid-in capital ThUS$	Share premium ThUS$	Forestry and other reserves ThUS$	Retained earnings from prior years ThUS$	Interim dividends ThUS$	Net income for the year ThUS$	Total ThUS$
Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	-	-	-	139,910	-	(139,910)	-
Dividends paid	-	-		(38,254)	5,357	-	(32,897)
Cumulative translation adjustment	-	-	49	-	-	-	49
Forestry reserve	-	-	25,578	-	-	-	25,578
Forestry reserve adjustment related to subsidiaries	-	-	(3,820)	-	-	-	(3,820)
Conversion adjustment related to subsidiaries	-	-	(136,678)	-	-	-	(136,678)
Interim dividends	-	-	-	-	(38,682)	-	(38,682)
Net income for the year	-	-	-	-	-	277,189	277,189
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456

The number of shares authorized, issued and outstanding as of December 31, 2001 and 2002 was 113,152,446. The Company's shares are of a single series without a fixed nominal value.

21. SALES REVENUE

Arauco's sales revenues were derived from export and domestic sales of the following products:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Export sales		
Bleached pulp	504,517	465,494
Unbleached pulp	144,450	128,504
Sawlogs	181	2,916
Flitches	5,324	6,027
Sawn timber	113,353	155,170
Remanufactured wood products	96,957	128,274
Plywood and fiber panels	90,424	132,753
Posts	5,551	7,451
Total export sales revenue	960,757	1,026,589
Domestic sales		
Bleached pulp	35,034	32,967
Unbleached pulp	1,064	1,799
Sawlogs	15,865	14,041
Pulplogs	10,785	6,692
Sawn timber	46,392	44,724
Remanufactured wood products	12,658	9,090
Chips	1,213	653
Electric power	3,121	4,591
Plywood and fiber panels	46,352	45,644
Other	5,861	1,228
Total domestic sales revenue	178,345	161,429
Total sales revenue	1,139,102	1,188,018

22. OPERATING COSTS

(a) Cost of sales

Arauco's cost of sales consisted of the following:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Timber	121,161	105,057
Chemical products	60,447	55,070
Maintenance costs	55,908	42,010
Depreciation	120,405	96,984
Energy and fuel costs	22,686	19,298
Forestry works	119,014	122,916
Port costs	10,467	8,540
Sawing services	59,783	67,313
Electric power costs	8,108	9,885
Other raw materials, indirect cost and other	28,092	35,729
Total cost of sales	606,071	562,802

(b) Administration and selling expenses

Administration and selling expenses were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Wages and salaries	32,373	27,495
Insurance	3,885	4,388
Depreciation	5,154	5,584
Freight	114,175	113,645
Other transportation costs	31,091	32,630
Selling expenses	20,456	16,766
Other administrative expenses	32,230	34,397
Total administration and selling expenses	239,364	234,905

23. OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Reimbursement of customs duties	2,842	2,160
Rental income	174	323
Profit on sale of other services	131	40
Insurance recoveries	829	74
Gain on sale of energy	-	151
Sale of materials and others	223	151
Gain on sale of property, plant and equipment	1,426	446
Reserve on sale for adjustment conversion	11,670	-
Other income	3,069	2,824
Total other non-operating income	20,364	6,169

24. OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Other services and fees	588	76
Other depreciation and amortization	844	523
Write-off of damaged forest	415	1,581
Donations	547	400
Severance payments	142	14
Project expenses	763	383
Write-off of obsolete material	24	346
Provision for uncollectible accounts receivable	728	309
Legal expenses	110	58
Taxes	3,522	3,988
Adjustment for sale expenses of the previous year	-	285
Indirect expenses starting Planta Paneles	-	2,081
Import expenses	342	340
Other expenses	2,858	1,149
Total other non-operating expenses	10,883	11,533

25. MINORITY INTEREST

The equity value corresponding to the shareholders' minority interest in each of the Company's subsidiaries was as follows:

	As of December 31,	
	2001 ThUS$	2002 ThUS$
Alto Paraná S.A.	195	197
Forestal Arauco S.A.	1,631	1,630
Forestal Cholguán S.A.	4,205	4,069
Controladora de Plagas Forestales S.A.	223	197
Arauco Europe S.A.	-	34
Total	6,254	6,127

The income value corresponding to the shareholder minority interest in each of the Companys' subsidiaries was as follow:

	As of December 31,	
	2001 ThUS$	2002 ThUS$
Alto Paraná S.A.	3	(5)
Forestal Arauco S.A.	(63)	(79)
Arauco Internacional S.A. (ex - Inversiones Cholguán S.A.)	8	-
Forestal Cholguán S.A.	(159)	(188)
Controladora de Plagas Forestales S.A.	1	14
Arauco Europe S.A.	-	(9)
Total	(210)	(267)

26. SANCTIONS

During the years ended December 31, 2001 and 2002, neither the Company, any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.
The Gas and Electric Commission applied administrative fines equivalent to Ch$ 72,003 thousand to the subsidiary Arauco Generación S.A. for deficiency in the Central Interconnectal System and in the CDEC-SIC. These administrative fines are pending since they are being appealed to the Justice Tribunal and to the Gas and Electrical Commission. A provision for the amount of these fines has been made in the Financial Statements.

The Chilean Tax Commission applied fines, with interest, equivalent to Ch$ 428 thousand to the subsidiary Servicios Logísticos Arauco S.A. for due rectificatory declarations.
The Chilean Tax Commission applied fines, with interest ...uivalent to US$ 44 thousand to the subsidiary Paneles Arauco S.A. for differences in withholding taxes.

27. BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds o... straight-line basis over the terms of the bonds. The charges to income related to such amortizations for the ...rs ended December 31, 2001 and 2002 were US$ 2,057 thousand and US$ 3,706 thousand, respectively, which amounts are reflected in the statement of income under the heading "Interest Expense". The costs recorded for each year are shown below.

	As of December 31,	
	2001	2002
	ThUS$	ThUS$
Stamp tax	9,440	7,741
Underwriters commission	5,616	4,618
Rate insurance commission	400	293
Risk evaluation	107	84
Accounting advice	44	32
Printing costs	99	77
Legal advice	500	419
Repayment of bonds	4,708	4,085
Other	148	115
Total bond issue costs	21,062	17,464

28. CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	5.0 million	2003
Plywood Mill expansion	US$	3.0 million	2003
Valdivia Mill construction project	US$	98.7 million	2003
Valdivia Mill construction project	US$	333.4 million	2003
Valdivia Mill construction project	US$	128.8 million	2004
Capital contribution in Eka Chile S.A.	US$	25.0 million	2003

29. ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the year ended December 31, 2002.

- Project to decrease the effluent of the manufacturing process of white pulp. Spent: US$ 231 thousand. Estimated future cost: US$ 818 thousand.
- Project to decrease the consumption of chemical products in the process of manufacturing pulp. Spent: US$ 68 thousand. No future costs are forecasted.
- Project for decreasing the introduction of dust and ash to the environment. Spent: US$ 49 thousand. No future costs are forecasted.
- Project to reduce any gases and steam which are a byproduct of the mill production process. Spent: US$ 1,283 thousand. Estimated future cost: US$ 3,166 thousand.
- Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: US$ 6,163 thousand. Estimated future cost: US$ 6,568 thousand.
- Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: US$111 thousand. Estimated future cost: US$56 thousand.

The Company's subsidiaries Forestal Celco S.A., Forestal Cholguan S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2002 we paid US$104 thousand in relation to the system and we anticipate spending an additional amount of US$ 68 thousand .

30. SUBSEQUENT EVENTS

On February 3, 2003 the Company obtained a US$ 150 million loan from J.P. Morgan – Chase denominated in US dollars which has a variable interest rate of LIBOR plus 0.85%. The principal repayment is due in February 2008. No other events have occurred since December 31, 2002 and subsequent to the issuance of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.
Controller

Alejandro Pérez R.
Chief Executive Officer

Santiago, March 7, 2003

To the Shareholders and Directors
Celulosa Arauco y Constitución S.A.

1 We have audited the accompanying consolidated balance sheets of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and cash flows for the years then ended. These financial statements (including the related notes thereto) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the subsidiaries Forestal Celco S.A. and Forestal Cholguán S.A., which statements reflect total assets of ThUS$ 980,845 and ThUS$ 1,008,017 as of December 31, 2002 and 2001, respectively, and operating income of ThUS$ 150,726 and ThUS$ 146,086 for the years then ended. In addition, we did not audit the financial statements of the subsidiaries Aserraderos Arauco S.A. and Forestal Valdivia S.A. for the year ended December 31, 2001, which reflect total assets of ThUS$ 639,178 and operating income of ThUS$ 295,490 for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the aforementioned companies, is based solely on the reports of the other auditors.

2 We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opi[illegible]

3 In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celulosa Arauco y Constitución S.A. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

4 As explained in Note 2 b), the Company was authorized by the Internal Revenue Service to keep its accounting records in United States dollars. Consequently, the accounting balances as of December 31, 2001 were translated into United States dollars at the exchange rate effective on that date and transactions as from January 1, 2002 are recorded in that currency at the exchange rate effective as of the date of each transaction. For comparison purposes, the financial statements in Chilean pesos as of December 31, 2001 have been translated into United States dollars at the exchange rate effective on that date.



Anthony J.F. Dawes
RUT: 4.576.198-3



Price Waterhouse

BALANCE SHEET
As of December 31
(Thousands US $)

	forestal arauco s.a. y filiales 2001 thus$	forestal arauco s.a. y filiales 2002 thus$	aserraderos arauco s.a. 2001 thus$	aserraderos arauco s.a. 2002 thus$	paneles arauco s.a. 2001 thus$	paneles arauco s.a. 2002 thus$	industrias forestales s.a. y filiales (apsa) 2001 thus$	industrias forestales s.a. y filiales (apsa) 2002 thus$
Assets								
Current Assets	239,262	313,844	105,652	136,749	55,221	71,831	113,216	148,334
Fixed Assets	2,071,017	1,952,628	145,031	145,397	142,200	170,075	761,036	777,140
Other Assets	-16,117	-8,781	5,104	5,282	4,293	4,513	36,417	18,192
Total Assets	2,294,162	2,257,691	255,787	287,428	201,714	246,419	910,669	943,666
Liabilites and Stockholders' Equity								
Current Liabilites	71,491	33,518	23,402	29,045	37,179	50,442	21,933	31,881
Long-Term liabilites	28,467	31,584	2,088	3,604	64,481	44,776	257,614	253,726
Minority Interest	25,180	24,710	0	0	-	-	195	1,960
Stockholders' Equity	2,169,024	2,167,879	230,297	254,779	100,054	151,201	630,927	656,099
Total liabilities and Stockholder's Equity	2,294,162	2,257,691	255,787	287,428	201,714	246,419	910,669	943,666

INCOME STATEMENTS
For the year ended December 31
(Thousands US $)

	forestal arauco s.a. y filiales 2001 thus$	forestal arauco s.a. y filiales 2002 thus$	aserraderos arauco s.a. 2001 thus$	aserraderos arauco s.a. 2002 thus$	paneles arauco s.a. 2001 thus$	paneles arauco s.a. 2002 thus$	industrias forestales s.a. y filiales (apsa) 2001 thus$	industrias forestales s.a. y filiales (apsa) 2002 thus$
Net Sales	351546	348,207	266,101	313,381	148,855	179,642	151,290	162,963
Cost of Sales, Administrative and Selling expenses	-253,594	-230,541	-246,043	-284,180	-118,446	-138,333	-132,065	-110,668
Operating income	97,952	117,666	20,058	29,201	30,409	41,309	19,225	52,295
Non Operating Income (Loss)	-6,497	143	2,687	-399	-953	-4,603	-8,819	-41,571
Income Tax	-12,173	-16,757	-2,298	-4,020	-5,144	-6,263	20,585	7,865
Minority Interest	-1,402	-1,121	0	0	0	0	3	-60
Negative Goodwill Amortization	5,456	5,048	21	0	12	0	37,947	13,787
Net Income (loss)	83,336	104,979	20,468	24,782	24,324	30,443	68,941	32,316

Representantes en el Exterior

Celulosa

Colombia
Herzig y Cia. Ltda.
Carrera 50 Nos 6-41
Medellín, Colombia
Tel: (57-4) 2552122
Fax: (57-4) 2855805
P.O. Box: 1159
email:herzig@herzig.com.co

Corea
Dupoong Corporation
287-11, Yangjae-Dong, Socho-Ku
Seoul, Korea
Tel: (82-2) 5756761-4
Fax: (82-2) 5774963-4

Ekman & Co. INC.
200 South Biscayne Boulevard,
Suite 4400, Miami,
Florida 33131, USA
Tel: (1-305) 5791200
Fax: (1-305) 5791210
www.ekmanonline.com

North America
Arauco Wood Products, Inc.
5901 C Peachtree Dunwoody Rd. NE,
Suite 370
Atlanta, GA 30328, USA
Tel: (1-770) 3799270
Fax: (1-770) 3799288
awp@arauco.cl

Europa
Arauco Europe S.A.
32, Chemin Frank - Thomas
1211 N Geneve 29
Switzerland
Tel: (41-22) 7187880
Fax: [illegible] 7187881
[illegible] Box 464
[illegible]

Elof Hansson Pulp Inc.
565 Taxter Road, Elmsford
N.Y. 10523, USA
Tel: (1-914) 3458380
Fax: (1-914) 3458112 / 3458113
obrien@elofusa.com /
simonsen@elofusa.com

Malasia
Itochu Corporation
Suite 1801, 18th Floor, Pernas International Building
Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia
Tel: (60-3) 2167931
Fax: (60-3) 21614380
PO Box: 10916, 50730 Kuala Lumpur

Tailandia
Elof Hansson Pulp, Inc.
565 Taxter Road, Elmsford
N.Y. 10523, USA
Tel: (1-914) 3458380
Fax: (1-914) 3458112 / 3458113
obrien@elofusa.com /
simonsen@elofusa.com

Taiwán
Tai Shing Pulp and Paper Corporation
2 F, Nº 35, Yen Pin South Road
Taipei, Taiwan
Tel: (886-2) 23113393
Fax: (886-2) 23141793

Turquía
UNIREP A.S.
Cumhuriyet Caddesi 89-91/21
80230 Elmadag Istambul, Turkey
Tel: (90-212) 2301252
Fax: (90-212) 2328266

Venezuela
Forest Fibres International, Inc.
2600 Douglas Rds Suite 1111 - Coral Gables
Florida 33134, USA
Tel: (1-305) 4461397 [illegible]
Fax: (1-305) 4485167

Maderas y Paneles

Brasil
Arauco do Brasil
Av. N. Sra Aparecida, 45 - Cj. 02 - Seminario
CEP 80440-000 Curitiba - PR - Brasil
Tel: (55-41) 3438604
Fax: (55-41) 3438545
arauco@araucodobrasil.com.br

Corea
Dupoong Corporation
287-11, Yangjae-Dong, Socho-Ku
Seoul, Korea
Tel: (82-7) 5756761 / 5774961
Fax: (82-2) 5774963 / 5774964

North America
Arauco Wood Products, Inc.
5901C Peachtree Dunwoody Rd. NE
Suite 370
Atlanta, GA 30328 USA
Toll-Free: 1-800-261-4890
Tel: (1-770) 3799270
Fax: (1-770) 3799288
awp@arauco.cl

Europa
Arauco Forest Products B.V.
Gevers Deynootweg 61
2586 Bj The Hague
The Netherlands
Tel: (31-70) 3069555
Fax: (31-70) 3069550
afp@arauco.cl

Perú
Arauco Perú S.A.
Emilio Cavenecia 225, Oficina 401-402
San Isidro, Lima
F: (511) 4220656
Fax: (511) 4220672
ventas@araucoperu.com.pe

Japón
Arauco Asia
Akasaka Sanshin Building, 2nd Floor
7-9-3 Akasaka Minato-Ku
Tokyo 107, Japan
Tel: (81-3) 35837826/35837820
Fax: (81-3) 35837289

Celulosa Arauco y Constitución S.A.
Av. El Golf 150, 14th Floor, Las Condes - Santiago, Chile
Tel. (56-2) 4617200 - Fax (56-2) 4617542

Forestal Arauco S.A.
Av. El Golf 150, 14th Floor, Las Condes - Santiago, Chile
Tel. (56-2) 4617200 - Fax (56-2) 4617542

Aserraderos Arauco S.A.
Santiago
Av. El Golf 150, 14th Floor, Las Condes - Santiago, Chile
Tel. (56-2) 4617200 - Fax (56-2) 4617542
Concepción
Los Canelos 71, San Pedro, Casilla 70-C - Concepción, Chile
Tel. (56-41) 261800 - Fax (56-41) 372693

Paneles Arauco S.A.
Av. El Golf 150, 14th Floor, Las Condes - Santiago, Chile
Tel. (56-2) 4617200 - Fax (56-2) 4617542

Alto Paraná S.A.
Della Paolera 265, 2° Piso C 1001 ADA, Buenos Aires, Argentina
Tel. (54-11) 55566000 - Fax (54-11) 55566057

Bosques Arauco S.A.
Los Horcones s/n - Arauco, Chile
Tel. (56-41) 509100 - Fax (56-41) 571944

Forestal Celco S.A. / Forestal Cholguan S.A.
Schepeler 515 - Constitución, Chile
Tel. (56-71) 200900 - Fax (56-71) 671903

Forestal Valdivia S.A.
Camino a Sta. Elvira s/n - Salida Norte, Valdivia, Chile
Tel. (56-63) 209200 - Fax (56-63) 209300

Investigaciones Forestales Bioforest S.A.
Camino a Coronel Km. 15 s/n Coronel, Casilla 70-C, Concepción, Chile
Tel. (56-41) 390438 - Fax (56-41) 390439

Servicios Logísticos Arauco S.A.
Los Canelos 71, San Pedro, Concepción, Chile
Tel. (56-41) 261800 - Fax (56-41) 372693

Arauco Generación S.A.
Av. El Golf 150, 7th Floor, Las Condes - Santiago, Chile
Tel. (56-2) 4623700 - Fax (56-2) 4623801 / 4623883

[illegible] Wood Products, Inc.
[illegible] Dunwoody Rd. NE, Suite [illegible]
[illegible], GA [illegible], USA
[illegible]

[illegible]

Araucomex S.A. de C.V.
Av. Vallarta 6503 Piso 5A
Colonia Ciudad Granja
Zapopan, Jalisco, México
Código Postal 45010
Tel. (52-33) 31100235 - Fax (52-33) 31100775

Distribuidora Centromaderas S.A.
Avda. Presidente Frei Montalva 21100,
Lampa, Santiago, Chile
Tel. (56-2) 4258000 - Fax (56-2) 4258008

Brasil
Arauco do Brasil
Av. N. Sra Aparecida, 45 - Cj. 02 - Seminario
CEP 80440-000 Curitiba - PR - Brasil
Tel: (55-41) 3438604
Fax: (55-41) 3438545

Perú
Arauco Perú S.A.
Emilio Cavenecia 225, Oficina 401 - 402 San Isidro
Lima, Perú
Tel: (511) 4220656
Fax: (511) 4220672

Plantas de Celulosa/Woodpulp Mills

Planta Arauco/Arauco Mill
Los Horcones s/n, Casilla 8-D, Arauco, Chile
Tel: (56-41) 509400 Fax: (56-41) 509401/2

Planta Constitución /Constitución Mill
Av. Mac - Iver505, Casilla 93 - Constitución, Chile
Tel: (56-71)200800 Fax: (56-71)671036

Planta Licancel /Licancel Mill
Camino a Iloca Km. 3, Licantel, Chile
Tel: (56-75) 460024 Fax: (56-75) 460028

Planta Alto Paraná/ Alto Paraná Mill
Puerto Esperanza 3378, Misiones, Argentina
Tel: (54-3757) 80190, Fax: (54-757) 80675

Plantas de Paneles /Panels Mill

Planta de Terciados / Plywood Mill
Los Horcones s/n, Arauco, Chile
Tel. (56-41) 280600 - Fax (56-41) [illegible]

Planta Tableros MDF [illegible] CHILE [illegible] CHILE
Camino Cholguán s/n - Yungay, Chile
Tel. (56-41) 922600 - Fax (56-41) [illegible]

Planta Tableros MDF - ARGENTINA [illegible]
MDF Mill - ARGENTINA [illegible]
[illegible]

Instituciones Financieras

Bancos en Chile

ABN Amro Bank
Banco BBVA
Banco BICE
Banco Crédito Inversiones
Banco de Chile
Banco del Estado de Chile
Banco Santander
Banco Security
Bank Boston
Citibank N.A.
HSBC
JP Morgan Chase
Scotiabank
The Bank of Tokyo - Mitsubishi

Bancos en el exterior

Banca Nationale del Lavoro
Banco Bilbao Vizcaya Argentaria -BBVA
Banco of Tokyo - Mitsubishi
Banco Santander
Bank Boston
Banque - BNP Paribas
Banque Sudameris
Bayerische Landesbank Girozentrale
Caja Madrid
Citibank N.A.
Comerica Bank
Credit Lyonnais
Dai Ichi Kangyo Bank
Deutsche Bank
Dresdner Kleinwort Benson
Export Develofment Bank of Canada
HSBC
Intesa BCI SPA
JP Morgan Chase
Landesbank Baden - Wurttemberg
Rabobank
San Paolo IMI
Scotiabank
Wachovia Bank
West LB

Concept and Graphic Design

Printed by

Antecedentes Legales de la Sociedad

Corporate Information

Razón Social:	Celulosa Arauco y Constitución S.A.
R.U.T.	93.458.000-1
Domicilio Legal:	Av. El Golf 150, 14º Piso, Las Condes, Santiago, Chile.
Tipo de Entidad:	Sociedad Anónima Cerrada
Inscripción en el Registro de Valores:	Nº 042 de 14 de Junio de 1982.
Documentos Constitutivos:	Celulosa Arauco y Constitución S.A. fue constituida por Escritura Pública de fecha 28 de Octubre de 1970, otorgada ante el Notario Público de Santiago, don Ramón Valdivieso Sánchez y modificada por la Escritura Pública de fecha 6 de Mayo de 1971, otorgada ante el Notario Público de Santiago, don Sergio Rodríguez Garcés. Se autorizó su existencia el 18 de Agosto de 1971, por la Resolución Nº 300-S de la Superintendencia de Valores y Seguros, llevándose a cabo la inscripción pertinente a fojas 6.433 Nº 2.994 del Registro de Comercio del Conservador de Bienes Raíces de Santiago correspondiente al año 1971. El extracto respectivo se publicó además en el Diario [illegible]al del 4 de Septiembre de 1971.

Corporate Name:	Celulosa Arauco y Constitución S.A.
Tax Registration Nº:	93.458.000-1
Place of Business:	Av. El Golf 150, 14th Floor, Las Condes, Santiago, Chile.
Legal Status:	Closely-held corporation («Sociedad Anónima Cerrada»)
Securities Registration:	Number 042, June 14, 1982.
Corporate Documents:	Celulosa Arauco y Constitución S.A. filed Articles of Incorporation on October 28, 1970 in Santiago (notarized by Ramón Valdivieso Sánchez, Notary Public of Santiago). The Articles of Incorporation were amended on May 6, 1971 (notarized by Sergio Rodriguez Garcés, Notary Public of Santiago). The Corporation was authorized on August 18, 1971 by resolution 300-S of the Chilean Securities Commission (Superintendencia de Valores y Seguros) and recorded on Page 6433 Number 2994 of the Santiago Commercial Property Register for 1971. Notice was published in the Official Gazette on September 4, 1971.


Arauco

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)




Date: June 18, 2003

By: ____________________
Name: Alejandro Pérez
Title: Chief Executive Officer

